UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  FIRST AMENDED
                                   FORM 20-F/A

[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[   ]     ANNUAL  REPORT  PURSUANT  TO  SECTION  13  OR  15(d) OF THE SECURITIES
          EXCHANGE  ACT  OF  1934

                      FOR THE FISCAL YEAR ENDED __________

[   ]     TRANSITION  REPORT  PURSUANT  TO SECTION 13 OR 15(d) OF THE SECURITIES
           EXCHANGE  ACT  OF  1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER __________

                              TAGALDER (2000) INC.
             (Exact name of registrant as specified in its charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

             44 ADDINGTON CRES., BRAMALEA, ONTARIO, CANADA  L6T 2R3
                    (Address of principal executive offices)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.
                                      None.

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                                  Common Stock
                                (Title of Class)

  SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                   OF THE ACT.

                                      None
                                (Title of Class)

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASS OF
                                   CAPITAL OR
    COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

As of December 31, 2000, there were 16,327,883 shares of common stock issued and outstanding.
   As of March 31, 2001, there were 22,876,163 shares of common stock issued and outstanding.
   As of June 30, 2001, there were 23,076,163 shares of common stock issued and outstanding.


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing  requirements  for  the  past  90  days.   Yes         No   X   .
                                                     -----       -----

     Indicate  by  check  mark which financial statement item the registrant has
elected  to  follow.  Item  17  _X_   Item  18  _____

  (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
                                   FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ____    No  ____

                                     PART I

     This Registration Statement on Form 20-F includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the
"Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading "Operating and Financial Review and Prospects." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend,"
"plan,"  "believe,"  "estimate,"  "consider"  or  similar  expressions are used.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

ITEM  1.          IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS

DIRECTORS  AND  SENIOR  MANAGEMENT

     The following sets forth the names, business addresses, and functions of the Company's directors and senior management:

Roger  Lam,  President,  Director.
44  Addington  Cres.  Bramalea,  Ontario  Canada  L6T  2R3

     Mr. Lam works exclusively to develop and expand operations for Tagalder both in Canada and in Asia. Using his expertise in information technology Mr. Lam will be instrumental in developing the Internet based Asia business operations

Peter  Chun,  CEO,  Director.
Flat  G,  Floor  7,  Yalford  Building,  No.44-58  Tanner  Road,  Hong  Kong.

     Mr. Chun provides management services in Asia, also assistance in obtaining financing and locating future potential joint venture partners for the company.

L  Murray  Eades,  Chairman  of  the  Board,  Director
7229  Pacific  Circle,  Mississauga  Ontario  Canada  L5T  1S9

     Mr. Eades has practiced business law for more than 40 years and operates a private law office. He provides legal opinions to the board and applies knowledge and information learned from other business clients to the daily operations of the company.

Edward  Chan,  Secretary-Treasurer,  Director
44  Addington  Cres.  Bramalea,  Ontario,  Canada,  L6T  2R3

     Mr. Chan is a Canadian General Accountant and provides management of the daily operations of the company.

Charles  Kwok,  Vice  President,  Director
44  Addington  Cres.  Bramalea,  Ontario  Canada  L6T  2R3

     Mr. Kwok assists the company in locating potential merger/acquisitions and other business opportunities both in Canada and Asia.

Tim  K.  Cheong
2  Randall  Ave.,  Markham,  Ontario,  Canada  L3S  1K6

     Mr. Cheong spends several months each year in Peru where he is responsible for the development of the Emu farm operation located in Lima, Peru. He also is responsible for the daily operation of the Peruvian branch of Tagalder (2000) Inc.

Robert  Rice
203  Greenwood  Drive,  Bonfield  Ontario,  Canada,  P0H  1E0

     Mr. Rice is a metallurgical engineer and advises the board on exploring and developing its mineral properties located in Labrador, Canada.

Maureen  Espin
44  Addington  Cres.  Bramalea,  Ontario  L6T  2R3

     Mrs. Espin is a Canadian General Accountant and has many years experience in compliance with the various Securities Acts. She is responsible for ensuring corporate compliance with all regulatory bodies having jurisdiction.

ADVISERS

The  Company's  principal  advisers  are:

Banking

Bank  of  Montreal,  56  Queen  Street  East, Brampton, Ontario, Canada, L6V 4M8

Legal  Counsel

     Mr. William E. Bateman, Nobbs Woods Kavanah & Bateman, 20 Toronto Street, Suite 950, Toronto, Ontario, M5C 2B8.

     Mr.  Brian  A.  Lebrecht,  Esq.,  The  Lebrecht  Group, APLC, 22342 Avenida
Empresa,  Suite  230,  Rancho  Santa  Margarita,  California  92688.

AUDITORS

     The  Company's  principal  auditors  are:

     Fuller Landau, LLP 151 Bloor Street West, 12th Floor, Toronto, Ontario, Canada, M5S 1S4, auditors since June 1996. Fuller Landau is a member of the Canadian Institute of Chartered Accountants.

ITEM  2.          OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     The Company is filing this Form 20-F as a registration statement under the Securities Exchange Act of 1934, and as such the information called for by Item 2 is not applicable.

ITEM  3.          KEY  INFORMATION



                                                          SELECTED  FINANCIAL  DATA  (IN  US  DOLLARS)


                        6 months ended June 30,  Quarter ended March 31,                    Year ended December 31,
                            2001       2000       2001        2000         2000         1999       1998         1997      1996
                       ----------- ----------- ---------- -----------  -----------  -----------  ----------- ---------- ---------
                            $           $           $          $             $           $           $           $          $
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Operating revenues:       -0-         -0-          -0-        -0-           -0-         -0-         -0-         -0-        -0-
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Loss from operations:    (58,085)   (31,276)     (13,520)     (1,158)     (47,875)   (122,489)    (328,728)   (299,035)  (102,416)
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Income (loss) from
cont. oper:             (993,797)  (884,624)    (914,063)   (853,826)    (900,543)   (852,668)    (730,179)   (401,451)  (102,416)
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Net income (loss)        (58,085)   (31,276)     (13,520)     (1,158)     (51,088)     58,428     (328,728)   (332,874)  (175,289)
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Total assets           1,295,738    110,393    1,276,718      77,696      565,926      79,889      425,973     366,377    675,839
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Net Assets             1,232,542     10,406    1,257,184     (23,894)     553,949     (22,193)    (132,177)   (171,576)   140,812
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Capital stock excl.
long term debt.        2,208,941    844,305    2,189,314     844,305    1,471,208     844,305      793,824     436,626    266,068
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Number of shares      23,076,163  7,335,945   22,876,163   7,335,945   16,327,883    7,335,945   6,335,945   5,039,945  5,019,945
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Dividends declared
per share (U.S.)          -0-         -0-           -0-         -0-         -0-          -0-         -0-         -0-       -0-
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------
Dividends declared
per share (Cdn).          -0-         -0-           -0-         -0-         -0-          -0-         -0-         -0-       -0-
--------------------- ----------- ----------- ----------- -----------  -----------  -----------  ----------- --------- ----------


     The number of shares outstanding as of the year ended December 31, 2000 and subsequent are reflected on a post consolidated basis. During the fiscal year ended December 31, 2000 the common shares of the Company were consolidated on the basis of one new share for ten old shares.

     All figures shown above are stated in U.S. dollars. Rates of exchange between the Canadian and U. S. dollars are:

     (a)  as  of  June  30,  2001  US$1.00  Cdn$1.5243

     (b)  during  each applicable month the high and low exchange rate has been:


Month                    High            Low
-----                    ----            ---
December  2000          1.5531          1.4946
January  2001           1.5175          1.4905
February  2001          1.5422          1.4901
March  2001             1.5795          1.5364
April  2001             1.5799          1.5545
May  2001               1.5448          1.5377
June  2001              1.5243          1.5209

     (c) exchange rates per $1.00 U.S. as of December 31st, (provided by the Bank of Canada):

          2000         1.4995
          1999         1.4433
          1998         1.5333
          1997         1.4305
          1996         1.3706

CAPITALIZATION  AND  INDEBTEDNESS

     The Company is authorized to issue an unlimited number of common shares with no par value. As of December 31, 2000, there were 16,327,883 shares outstanding, with 22,876,163 shares outstanding as of March 31, 2001 and 23,076,163 shares outstanding as of June 30, 2001.

     Other than expenses incurred in its normal operations, the Company has no outstanding debts. The Company has a management contract with the operators of the Emu farm in Peru whereby Tagalder is committed to pay a total of US$32,000.00 per year for a period of three years commencing January 1, 2001. This payment includes all wages, land lease payments and operating costs for the farm.

     The Company has a commitment to pay a consulting fee of Cdn $50,000.00 to a company located in Hong Kong. The contract is for a six month period expiring on June 30, 2001, and provides assistance to Tagalder in locating potential private placements, assistance in development of its projects in Asia and referrals to potential mergers and/or acquisitions. To date, the initial deposit of Cdn $4,000.00 has been made and, due to the Company's belief that the consultant has not performed in accordance with the terms of the contract, it has been determined by the Company that no further funds will be paid.

RISK  FACTORS

     The Company has a general history of losses and cannot assure you that it will operate profitably in the future.

     The Company has not yet achieved profitability, and cannot be certain that it will realize sufficient revenue to achieve profitability in the future. During fiscal 2000, Tagalder incurred net losses of over US $51,000 and during the first six months of 2001 incurred net losses of over US$58,085. Total losses accrued to June 30, 2001 are US$993,797. The Company anticipates that these losses will continue at least into the near future.

     The Company's business segments are very diversified over a wide range of industries, which may make it difficult for management to focus on any industry segment.

     The Company is involved in the businesses of Internet commerce, emu farming, plywood manufacturing, and mineral extraction. Each of these industry segments is in the early stages of its development, varies greatly from the others, and is located in a different part of the world. Management cannot determine what percentage of our total business each segment will account for, although it is generally presumed by management that the web site operation and the production of plywood will eventually provide the most significant portion of overall revenues. The Company is operating with a limited number of employees and may not be able to adequately oversee these diversified operations.

     The  Company  sells  its  products  to  a  limited  number  of  customers.

     The Company's emu operation currently sells all of its eggs to Shantou Fuhua Golden Ratite Farming Co. Ltd. The Company's plywood operation currently sells all of its products to GDCE5. The loss of either of these customers could have a material negative impact on the Company's ability to achieve its revenue goals and profitability. The Company may not be able to replace one or both of these customers in the event the relationship with them was terminated.

     The  Company  obtains  its  supplies  from  a  limited number of suppliers.

     The Company has only one source of emu eggs outside of its own farm. The Company purchases supplies for its plywood operations from only a small number of suppliers. The inability of the Company to purchase products from any of its suppliers will have a negative impact on its ability to continue operations, fulfill orders, and ultimately achieve profitability.

     The Company is subject to the risks inherent in doing business internationally, including:

-     unexpected  changes  in  regulatory  requirements;

-     fluctuations  in  exchange  rates  and  currency  controls;

-     political  and  economic  conditions  and  instability;

-     imposition  of  trade  barriers  and  restrictions;

-     the  burdens  of  complying  with  a  variety  of  foreign  laws

     The most significant risk would be adverse political situations affecting the Chinese economy. At this time the Chinese economy continues to grow at an unprecedented rate and the demand for hard and soft goods is increasing at a rate far exceeding supply. The demand for construction of both industrial and housing units has reached new highs and the demand for soft goods has far exceeded expectations. Any adverse influences that significantly slowed these demands would have an adverse affect on the potential for the company to create a cash flow from its plywood operations.

     Another risk is political unrest resulting in the overthrow of the democratically elected government of Peru leading to economic chaos or the Company's inability to acquire the land containing its farming operations, in which case the Company would have to relocate its emu operations at a significant expense.

     The cost of our operations will increase depending on currency fluctuation.

     Although the Chinese RMB has remained stable against the U.S. dollar during the past three years there have been significant fluctuations between the Canadian and U.S. dollars. As the U.S. dollar is the currency of choice in both China and Peru, cost of operations will be significantly affected by a reduction in the value of the Canadian dollar.

     If we are not able to operate profitably, we will have to raise additional capital, which may result in dilution to our shareholders and a decreased stock price.

     If expected revenues from the plywood operation are not achieved, Tagalder would need to locate sources of funding, such as private placements, in order to continue operations until revenues from one of its operations are realized. The issuance of additional shares would have the effect of diluting the voting control and future potential profit per share, in addition to making our stock less attractive to future potential investors and may cause the market price of our stock to decline.

RISKS  RELATED  TO  OUR  STOCK

     Our stock price has been and may continue to be volatile, which could result in substantial losses for individual stockholders.

     The stock markets in general, and the markets for Internet-related stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock has been volatile and we expect that it will continue to be volatile. In addition, relatively small trades of our stock will have a disproportionate effect on our stock price. Accordingly, purchasers of shares of our common stock may not be able to resell those shares at or above the price paid, which could result in a substantial loss.

     Our stock is not traded on a national U.S. Exchange, and trades only periodically, resulting in an uncertain future stock price.

     The  shares  of  the  company  are  presently  trading  on the Computerized
Unlisted Board operated by the Ontario Securities Commission. If Tagalder is unsuccessful in getting its shares listed for trading on a recognized trading system its shares will be less attractive to potential investors.
               Certain "penny stock" regulations may apply to our common stock As of the date of the filing, our stock is considered to be a so-called
"penny stock" and is subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. The so called "penny stock" low-priced securities regulations could affect the resale of our stock and may have the effect of reducing the level of trading activity in the secondary market. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

ITEM  4.          INFORMATION  ON  THE  COMPANY

HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

The Company was originally incorporated under the Laws of the Province of Ontario on August 16, 1961 by Letters Patent which granted the Company a charter to operate under the name Sock Fiberglass (Canada) Inc. The Company was authorized to manufacture, sell, import, and export articles made in whole or in part from fiberglass, metal, plastics, or any combination thereof. The primary source of revenue during the period from its incorporation to September 1997 was the manufacture and sale of fiberglass products.

On September 22, 1987 the Company filed Articles of Amendment changing the name to L'Air D'Or Corporation. The focus of the Company changed and it commenced operations as a manufacturer of cosmetic products including perfume, cologne, eau de toilette, soaps and other products. These were a high end product whose distinguishing feature was a flake of 18k gold suspended in the container. The Company did not have a well-developed distribution network and, when the economy declined the demand for its products also declined. The Company ceased production and in or about 1993 sold its business assets to a party in New York state in an arm's length transaction. The Company remained dormant until its amalgamation with Tagalder Corporation in 1996.

On July 11, 1996, L'Air D'Or Corporation, which was publicly traded in Canada, merged with Tagalder Corporation, a private Ontario corporation incorporated on December 19, 1994. Articles of Amalgamation dated July 10, 1996 were issued and the surviving entity commenced operations under the name of Tagalder Incorporated as of that date. The Company's primary focus was in the field of embryo transfer operations. On April 22, 1995, Tagalder Corporation, then a private Ontario corporation, entered into a joint venture with a farming operation in Liaoning Province, China, to breed and raise Limousin cattle using embryos from Canadian-bred cattle with Chinese-bred cattle as recipients. Following the amalgamation of L'Air D'Or Corporation, a pilot program was undertaken and a total of 29 calves were successfully bred and raised to maturity. However, sufficient funding to expand operations to a profitable level could not be raised, and the agreement was terminated in December 1999, at which time the Company elected to revisit the idea of emu farming, which they had previously considered.

     On August 30, 2000 shareholders of the company approved, amongst other things, to consolidate the issued and outstanding shares of the company on the basis of one new share for ten old shares. Under the rules of the Ontario Securities Act this share consolidation required that the name of the company be changed. With the approval of the shareholders, Articles of Amendment were filed on August 31, 2000 changing the name from Tagalder Incorporated to Tagalder (2000) Inc. Other items approved by the shareholders were the acquisition of four web sites (see below), the acquisition of an emu farm operation located in Lima, Peru (see below), an amendment to a Stock Option Plan dated July 27, 1996 increasing the number of common shares reserved for issuance upon the exercise of stock options from 10% to 20% of the issued capital, and the prior approval to issue up to a maximum of 7,000,000 post consolidated common shares (criteria for the issuance was that the transactions be substantially at arm's length and in accordance with all discounts allowed by regulatory bodies having jurisdiction).

The company is a reporting issuer in the Province of Ontario and operates under the regulations of the Ontario Securities Act R.S.O. 1990. As defined by the Ontario Securities Act RSO 1990 (as amended) a reporting issuer means (i) an issuer, any of whose securities have been at any time since the 15th day of September 1979 listed and posted for trading on any stock exchange in Ontario recognized by the (Ontario) Commission, regardless of when such listing and posting for trading commenced, and (ii) to which the Business Corporations Act applies and which, for the purposes of that Act, is offering its securities to the public. Upon acquiring the status of "reporting issuer", Tagalder undertook to operate within the rules and regulations set down by the Ontario Securities Commission and the Business Corporations Act. This requires Tagalder to file all documents required to be filed under Part XVIII, Continuous Disclosure, with SEDAR as well as those required to be mailed to shareholders and filed with all regulatory bodies having jurisdiction. All agreements entered into must comply with the Act and receive approval from the Ontario Securities Act prior to completion. Any trading involving insiders must be filed within ten days following the month in which trading took place and Notice of Intent to Sell must be filed when significant numbers of shares are to be sold.

The registered office for the company is located at 44 Addington Cres. Bramalea, Ontario, Canada, L6T 2R3. The telephone number is (905) 790-6048 and the fax number is (905) 790-7582

     The company has two wholly-owned subsidiaries, namely Tagalder Technology Corporation, an Ontario corporation incorporated on October 6, 2000, through which it conducts its Internet based operations, and 1122403 Ontario Ltd., an Ontario corporation incorporated on March 14, 1995, through which it conducts its mineral exploration operations.

     Tagalder was originally formed as an agricultural company primarily doing business in China. Current management plans are for agricultural operations to continue raising emu instead of cattle. While the Emu project may seem somewhat unusual it is an extension of Tagalders' history of dealing in animal husbandry in China (see Business Overview - Emu Operation, below).

     Tagalder also holds a mineral exploration property located in Labrador, Canada and will continue, together with its joint venture partner in this mineral license, to evaluate and explore the property.

     The company has expanded its area of operations with the acquisition of a web site operation. The web sites were acquired to provide Tagalder with a tool to facilitate business transactions between entrepreneurs in China and Canada. The sites will generate income for Tagalder by way of commissions earned and fees charged for advertising space provided on the web sites. It is expected that, over time, they will attract new contacts, which can be exploited for revenue.

     During the fiscal years ended December 31, 1998 and 1999 the company made no capital expenditures and was relatively inactive. On July 6, 2000 the company acquired an Emu farming operation and property in Lima, Peru. Total cost of the acquisition was US$355,000.00. On July 6, 2000 the company entered into an agreement to acquire a total of four web sites at a price to be determined by an independent evaluation as well as regulatory and shareholder approval. At the shareholders meeting held on August 30, 2000 shareholders approved the acquisition of the sites at a cost not to exceed $175,000.00 Cdn. Payment for both these assets was in the form of common shares issued from treasury.

BUSINESS  OVERVIEW

Emu  Operation

     During the fiscal years ended December 31, 1999 and 1998 the Company's main focus was on obtaining the financing required to continue to develop its beef cattle embryo transfer operation in Tieling, China. The company was unable to obtain the required financing and was advised by its joint venture partners that they were terminating the agreement. The composition of the Board of Directors changed significantly, and so did the Company's focus.

     The idea of incorporating an emu operation into the embryo transfer operation was originally brought to t he attention of management early in 1998 by Herbert Lee, then a director of Tagalder. He was, at the time, part owner of an emu farm located in Southern Ontario. The idea was rejected at the time because it was felt it would take away from the focus of management in its efforts to raise capital to expand its cattle operations in Tieling, China.

     Following the termination of the embryo transfer operation by its joint venture partners, the Company's Board of Directors had to explore other business opportunities. Roger Lam, now President of the Company, together with other entrepreneurs, had been working with several emu farmers primarily located in North America to set up emu farms in China. He was aware of the existence of Criadero Golden Emu Farms in Peru. In June 2000, Mr. Lam brought the idea to the Company's Board of Directors and was instrumental in helping the Company reach an agreement to acquire certain assets of the operation. Mr. Lam has no interest in the Peru emu operation.

     Pursuant to a Memorandum of Understanding dated July 6, 2000 between the Company and Mr. Chan Fai Ieong Ip, the Company acquired certain assets of the emu operation, consisting of (i) 45 breeding pairs of emu, (ii) a residence for use by the farm manager, and (iii) various buildings to house the emu and contain the equipment necessary for breeding, hatching, and raising emu, together with equipment such as incubators, hatchers, etc. The agreement with Mr. Ip was an arm's length transaction, no members of the Company management had any interest in the assets acquired. The consideration paid for the farm consisted of 5,336,910 shares of common stock at a deemed value of Cdn $0.10 per share (US $0.067 per share). Tim Keong Cheong, a Director of the Company, and his sister-in-law, are the owners of the land containing the buildings. The land was not purchased in the original asset acquisition, however, Tagalder has an option to purchase the land prior to June 6, 2003 for US $107,910, its appraised value as obtained on February 28, 2000.

     The principal market for the eggs and young livestock is in the Pacific Rim countries. In order to begin to participate in this market Tagalder has entered into an agreement with Shantou Fuhua Golden Ratite Farming Co. Ltd., located in Shangtou, China, whereby Shantou will purchase a total of 3,000 eggs during the period February 2001 to September 2002. Negotiations are underway with other potential purchasers but no agreements have been executed as at this time.

     Shantou has offered to sell 40% of the Shantou Farm to Tagalder, although purchase terms have not been discussed. Such a purchase would allow Tagalder to participate in the profits generated by the sale of all products such as the oils, leather, meat and other by-products such as infertile eggs which are blown out and decorated, similar to Faberge eggs. Initially, and for the foreseeable future, Tagalder will be solely a supplier of eggs to Shantou, as this requires no additional significant outlay of capital and Tagalder will not incur costs other than those of managing the Peru operation and purchasing eggs from within Canada during the Northern Hemisphere breeding season. The Company does not intend to pursue this potential acquisition until its current operations are operating profitably.

     The Shantou Farm was built in 1999 specifically to raise and breed ratite (a class of birds including the ostrich and emu), primarily Emu. The facility has the capability to incubate a total of 1,200 eggs at any one time using state of the art incubation equipment purchased from "For Today and Tomorrow Incubator" of Texas, USA. Approval from the government of Guangdong Province for the importation of Emu eggs by Shantou has already been received. Additional approval from the Beijing government for importation will be applied for upon receipt by Shantou of information from the supplying farms. This information has been requested, and is currently being supplied.

     The purchase price per egg to Shantou will be US$130 FOB based on the producing farm location. The purchaser will be responsible for transportation and insurance costs.

     The Emu farm in Lima, Peru has been in operation since February 1997 and currently employs a working manager and 2 resident staff, all of whom have been employed at the farm since the date business commenced. Tagalder acquired certain assets and livestock under the terms of the July 6, 2000 agreement. The manager and staff are not employees of the Company, but are provided under the terms of a land lease and management agreement.

     The farm consists of 7,194 square meters of fenced property containing a two bedroom residential building for use by the property manager together with facilities for housing, breeding, incubating and raising emus. There are currently 45 breeding pairs of adult emu, which were acquired as part of the purchase agreement.

     Emu are a less aggressive member of the ratite family than the ostrich; they tend to be friendly and curious. The average emu grows to a height of between 5 and 6 feet and weighs between 90 to 150 pounds at maturity. They reach maturity at approximately 18 months of age and live for an average of 40 years. Each breeding pair will usually lay from 25 to 50 eggs per breeding season although it is not unusual for a good breeding pair to lay over 100 eggs per season. The incubation period for the eggs, which weigh between 1 to 1.5 pounds each, is approximately 52 days. Mature emu will reproduce for up to 30 years and lay 1 egg every 3 days during the breeding season. The breeding season in this part of the world is typically from April to September of each year.

     Newly hatched chicks weigh about 1 pound and stand about 8 inches tall. They grow quickly and at the age of 10 to 14 months, the typical slaughter age, usually weigh about 100 pounds and will yield approximately 50 pounds of lean meat. Each bird also yields approximately 7 square feet of leather which has been used for several years in the manufacture of purses, handbags, shoes, and other fashion items. The average emu produces approximately 1 gallon of oil. The oil is contained in a pouch on the back of the bird that makes it easily obtainable after slaughter. Emu oil has long been used by farm workers in Australia, where it is well known for its anti-inflammatory and healing properties, as a treatment for cuts, burns and minor injuries. Current market price for the oil sack in both the cosmetic and natural medicine industries is approximately US$250 to $400 per sack (unrefined).

     Emu are very versatile and adaptive. They can withstand extremes of both hot and cold temperatures. Using proper incubation and hatching equipment, feeding a good, relatively inexpensive diet, and providing suitable pens and pasture, emus can breed and thrive in almost all countries of the world.

     The primary diet of the emu raised in captivity is Alfalfa. They do not require growth hormones as they have a naturally rapid growth rate and no vaccination program is required.

     Care must be taken to ensure clean, hazard free facilities in which chicks and young birds are raised. However there is no known disease which, unlike the foot and mouth disease outbreak currently progressing throughout much of Europe and also parts of South America, will cause the destruction of a flock of birds.

     The facilities house two incubators with a capacity for a total of 400 eggs at any one time. There is also one hatcher and all other equipment necessary for the raising of healthy birds. Management maintains a high level of cleanliness throughout the facility and practices good hygiene regimes to ensure that the potential for sickness or disease within the flock is reduced to a minimum

     At the time of acquisition Tagalder entered into a management agreement with the current manager, Mr. Fai, for a minimum period of 3 years. The agreement requires Tagalder to pay the sum of US$32,000 per year. This payment covers all wages, operating costs and land lease costs.

     Mr. Fai has operated the farm since February 1997. Prior to that he and the other 2 employees each had at least 10 years experience in farming and animal husbandry raising cattle. The staff has successfully raised 2 generations of birds from eggs originally imported from the USA. It is anticipated that the breeding program underway on the farm will result in a minimum of 1,600 eggs available over an 18 month period.

     Mr. Fai is familiar with the requirements of the Chinese government regarding the importation of Emu eggs into that country. He will work with both Peruvian and Chinese authorities to ensure that the operation complies with all quarantine and other requirements.

     The breeding season in the Northern hemisphere is from November to May; therefore, by purchasing eggs from a Canadian breeder Tagalder can ensure a year round supply for the Chinese market. To ensure this year round supply Tagalder has entered into an agreement to purchase a total of 1,400 eggs from Hunter Farms in Brooklin, Ontario, Canada, during the 2000 and 2001 breeding seasons (from November 2001 to April 2003). Hunter Farms have been raising emus and other ratites since 1987 and have a proven record of producing high quality, fertile eggs for both the domestic and international market. They have exported eggs to New Zealand and to counties along the Pacific Rim, including China. The farm has been approved by both Agriculture Canada and the Chinese authorities for the exporting of eggs to China.

Web  Site  Operation

     Tagalder, through its wholly-owned subsidiary Tagalder Technology Corporation, acquired a total of four web sites from Teen Pro 2000 Inc. and Mr. Ming Fung Lam on July 6, 2000. The consideration for the transaction was the issuance of 1,750,000 post-consolidation common shares of Tagalder at a deemed value of Cdn $0.10 per share (US $0.067 per share). The sites were subsequently evaluated by Lets Sell.com, the Domain Name Specialists, an independent evaluator paid a fee of US $1,800 by the Company, who determined the total value for the four sites to be US$330,000. The purchase price of the acquisition included two years maintenance for the web sites, although any significant development of the sites will require payment to be made at the current rate. The websites are www.index-china.com, www.index-china-travel.com, www.index-china-food.com, and www.china-rmb.com.

     Tagalder has on its Board of Directors five members with business experience related to China. Mr. Roger Lam, Mr. Chan, Mr. Kwok, and Mr. Cheung are entrepreneurs originally from China, but now resident in Canada. These men are fluent in English and the principal dialects of China. Apart from their involvement with Tagalder they have business interests in Canada and China. The fifth member, Mr. Chun, is a resident of Hong Kong where he is involved in major financial organizations that provide funding to businesses in Hong Kong and Mainland China.

     The business activities of these Board members in China and Canada result in many valuable contacts and opportunities in both countries. There are businesses in each country which wish to enter the markets of the other but do not have the connections, and Tagalder's directors are often approached by such companies. Tagalder will work with these groups either directly arranging markets for their products and thereby earning a commission, or by allowing them access to the web site and charging a fee to allow them to advertise their products for sale through the web site.

     The four web sites acquired by Tagalder are set up in both English and Chinese. They are oriented to travel and business opportunities in both countries. The web sites were acquired to provide Tagalder with a tool to facilitate business transactions between entrepreneurs in China and Canada. These web sites will generate income for Tagalder by way of commissions earned and fees charged for advertising space provided on the web sites. It is expected that, over time, they will attract new contacts that can be exploited for revenue.

     Tagalder has not derived any revenues from its web site operations. The Company has negotiated three letters of intent from businesses in China. In the first, the Company has been offered exclusive sales rights within North America to distribute a food additive which has been produced in accordance with standards set forth by both the Chinese and United States governments. The Company is conducting due diligence related to this transaction. In the second, the Company would participate in an Internet-based business-to-business system in which products would be displayed on its web sites. The products would be supplied through a single trading company located in China, with Tagalder earning revenue from a fee-per-products-advertised and a 6% fee charged on each completed transaction. The products would be shipped directly by the trader so that Tagalder would not be involved in the wholesale operations. Finally, under the terms of the third letter of intent, Tagalder is currently providing reproduction artwork by Canadian manufacturers for sale in a showroom/cyber cave located in China. This will provide a small but immediate cash flow for Tagalder, estimated to be US $1,250,000 over the next three years, based on the Company's sales estimates of 250 pieces at an average price of US $580 in year one, 500 pieces at an average price of US $580 in year two, and 800 pieces at an average price of US $850 in year three. These estimates are based on current negotiations with prospective buyers.

     As business interests other than Tagalder take the Company's Board members to China they will seek out other businesses wanting to do business with their Canadian counterparts. It is expected that this business activity will be built up gradually, and will generate income without Tagalder being required to invest capital, carry inventory or hire staff.

Plywood  Operation

     Management believes that China has recently made significant strides in developing a market economy and estimates that its GNP will have doubled that of the year 2000 by the year 2010. The demand for residential and commercial buildings is expected to increase considerably starting in the year 2001 and Tagalder intends to be there as a supplier of wood products for use in the construction industry.

     Tagalder has recently acquired a 20% interest in Tung Shing Development Ltd., Hong Kong. Tung Shing is the owner of a 51% interest in a plywood factory located in Jiangxi, China. The factory has not been operational since the financial crisis in Asia in 1997 caused most of the major construction projects in China to cease, but recently commenced production again during the second quarter of 2001.

     Currently on site is the machinery and equipment to operate two plywood production lines, one paper overlaid plywood production line and two polyester/PVC coated plywood production lines. Its current capacity of production is 14,000 plywood sheets, 8,000 paper overlaid plywood sheets and 6,000 PVC coated plywood sheets per day. Management is currently exploring the potential of producing a line of wood overlaid plywood suitable for hardwood flooring, using the existing equipment. Management believes that this new product is currently in great demand in China.

     Recently Tung Shing entered into an agreement to manufacture and supply construction grade plywood and other wood products, including hard wood flooring, for GDCE5, one of the major construction companies in China. Tung Shing's projected income after taxes for the first year of operation is expected to exceed RMB35,000,000 ($6,363,636 Cdn.) with Tagalder's share to be its proportionate 20%. This projected income is based on the sale of paper overlaid plywood sheets at a price of US $2.00 per sheet and PVC coated plywood sheets at US $5.50 per sheet, without considering unfinished building supplies such as sub-flooring, framing material, and other products produced from the core remaining after peeling.

Mineral  Operation

     In 1996 Tagalder, through its wholly owned subsidiary, 1122403 Ontario Ltd., acquired a total of 277 staked mineral claims located on the East coast of Northern Labrador approximately 65km North-Northeast of the town of Nain. 44 additional claims were acquired in the same area in November 1998, for a total of 321 claims. The staked property covered a portion of the basal part of the Kiglapait layered intrusion in Labrador.

     Pursuant to an agreement dated July 21, 1998, Regal Goldfields Limited agreed to acquire up to a 75% interest in a mineral property located 65km
North-Northeast of the Town of Nain on the East coast of Labrador, Canada. Terms of the agreement provided that Regal would: (i) acquire a 25% interest for completion of a drill program estimated at a cost of US$168,270 by December 1999. This 25% interest was earned by December 1998; (ii) maintain the property during 1999; and (iii) acquire a further 50% interest in the property by expending an additional US$1,009,830 on the property on or before December 2000. This work has not been completed, however, both parties have agreed to maintain the agreement in good standing. The agreement provides that Regal will manage the exploration of the property in 1999 for a management fee of US$16,827 and a fee of $8,079 in 2000 if they continue as manager. No work was done in 2000 and no management fee was paid.

     The Regal drilling program was completed under the management of Watts Griffis & McOuat, Consulting Geologists and Engineers (WGM), of Toronto. A diamond drill hole to a depth of 509 meters was completed to test the basal part of the intrusion in the area of one of the magnetic anomalies.

     In WGM's report, dated November 24, 1998, a copy of which was filed with the Department of Mines and Energy, St. John's, Newfoundland, Canada and provided to both Tagalder and Regal Goldfields, it states that the drilling was successful in confirming that there were significant quantities of sulfides in the basal portion of the intrusion. A large area of magnetic anomalies, similar to the one drilled, occurs about 7 kilometers to the Southeast. These anomalies occur within the basal part of the intrusion, at its intersection with a Southeast trending magnetic anomaly, which is interpreted by WGM as possibly representing a feeder dyke to the intrusion. WGM has recommended that exploration be focused in this area, as the greater degree of mixing which could be expected in this environment is favorable for the formation of more nickel-copper rich sulfides.

     All of the data from the project was reviewed and analyzed on WGM's behalf by Dr. Tony Naldrett, a recognized international nickel specialist and Professor at the University of Toronto and Senior Associate Geologist of WGM. Both WGM and Dr. Naldrett recommended further exploration work at the southern end of the Labrador properties. This could include side scan and vertical sonar, an underwater EM survey, dredging and further drilling.

     Tagalder and Regal have determined that a side scan and vertical sonar survey should be performed as the first stage of an underwater program and intend to carry out the work during the summer of 2001. The expected cost of the program will be approximately US $100,000 and each partner will contribute 50% of the required funds. In December of 2000 Tagalder and Regal applied for, and received, a 5 year extension allowing the companies to continue to explore the license, providing that certain minimum work requirements for each year are completed. Said minimum work requirements are set out in sections 42 and 53 of the Mineral Regulations 1983, part of the Mining Act. Holders of licenses are required to expend a minimum of US$200 per claim in the first year rising by increments of US$50 per year to a minimum of US$400 per claim in the 5th year. Holders of extended licenses are required to expend a minimum of US$600 per claim for the first extended term (years 6 to 10). Expenditures can be carried out in any of the activities set out in Section 57 of The Mineral Regulations 1983 which include: prospecting, trenching, line cutting, geological and/or geochemical surveys, drilling and core transportation, shaft sinking and underground development work and engineering evaluation reports. As per advise received from the Mining Recorders office in Newfoundland the expenditure requirements for 2001 on the licenses held under the Tagalder/ Regal joint venture are for a minimum of Cdn $116,661 (approximately US $80,000).

Recent  Developments

     The Company is currently in separate negotiations with Super Success Electronic Company Ltd. and New Dimension Production (HK) Limited, each of Hong Kong, to develop working relationships and/or joint partnerships. While negotiations with both companies are progressing, formal agreements have not yet been prepared, and management cannot yet anticipate the impact that either company will have on the financial results of the Company.

     Super Success is a manufacturer of electronic products that are currently exported to countries in the Middle East, Asia, and North America. It has been in existence for only a short period of time, and Tagalder is awaiting financial reports and projections before continuing its negotiations.

     New Dimension Production (HK) Limited specializes in designing and manufacturing computer-aided interior set design and fabrication, intelligent lighting, and laser technology for the film and television industry. Its parent company, New Dimension Productions, was established in the United States in 1987.

ITEM  5.          OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

OPERATING  RESULTS

     Since its first day of operation the Company focused primarily on financing and developing its joint venture cattle embryo transfer operation in China. A pilot transfer project was undertaken and a number of calves were born to Chinese host cows, with the animals successfully raised in China.

     Management tried unsuccessfully to raise the required funding to develop the project from a pilot project to an ongoing profitable operation. Numerous avenues were explored to try to raise the funds; however agencies with the funds for the project were either not willing to invest in operations involving China or required guarantees which the Company was unable to provide. In February of 2000 the joint venture partner advised Tagalder that it had terminated the agreement due to Tagalder's inability to raise the required financing.

     Tagalder has maintained its mineral licenses in Labrador and has entered into an agreement with Regal Goldfields of Toronto to further explore the property with Regal earning its interest by financing exploration on the property. A drilling program was completed on the property in 1998 and 1999 and the required reports were filed with the regulatory bodies. A five year extension on the licenses was applied for and obtained in December 2000 and sufficient work credits are filed to maintain the licenses in good standing until December 2001. Tagalder and Regal are currently working together to determine the type of appropriate program to be undertaken during the current year to best evaluate the merits of the property. The total value of any work undertaken is not expected to exceed Cdn $150,000 with each party paying 50% of the cost.

     Future plans for Tagalder focus primarily on developing agricultural and technical projects in China and North America while continuing to explore its mineral properties. Tagalder has chosen its areas of operation because management believes that consumer spending in China will accelerate in the next few years as consumer awareness of new products and advancement of new technology combines with a rapid improvement in the general living standards.

     Management of the Company reviewed studies and reports conducted by the Bank of Canada, World Bank, information available on the Internet at www.geographic.org and CommunicationsNow.com, Inc., and studies produced by Proforma Consulting Limited especially for Tagalder. All of these further reinforced Tagalder's decision to seize the opportunity to become involved in project development in China.

     Business between Canada and China is conducted in the U. S. dollar. The exchange rate from rmb to U.S. dollars has remained stable over the past several years fluctuating between 8.27 and 8.30 to US$1.00 during that time. The exchange rate as of March 21, 2001 was 8.2772 for US$1.00.

     There  has been substantial fluctuation between the Canadian dollar and the
U. S. dollar during the same time period, ranging from 1.3385 to 1.5799 per U.S. $1.00 during the time period from July 1995 to May 31, 2001.

     The Company currently has no debt other than normal operating expenses. All creditors have been satisfied, there are no obligations whereby remuneration is paid to directors and officers and there are no mortgages, lease payments, other periodic payments or long term debt except those contained in the requirement to pay a total of US$32,000 per annum to cover all lease and operating expenses of the Emu operation in Peru. Fixed costs for the maintenance of the websites total US$4,150 per annum and any required development costs are estimated to be incurred at the current rate of US$50/hr. Total development costs for the websites are not expected to exceed US$20,000.

     With respect to operations located within China there are currently no restrictions on the repatriation of profits realized from those operations and attributable to the level of interest held by Tagalder. This is of particular significance as Tagalder anticipates revenues from the Tung Shing plywood operation to commence no later than the third quarter of the current fiscal year.

     Neither Canada or China is currently undergoing a period of high inflation nor do analysts expect such a development to occur during the foreseeable future.

     The Central Government of China and the Federal government of Canada are both actively promoting trade and commerce between the two countries. Government agencies such as the Business Development Bank of Canada and CIDA, Canadian International Development Agency, are both providing financial assistance as well as assistance in dealing with the filing of any documentation required in the establishing of trading partnerships. Groups within Canada have raised the issue of violation of human rights in China, however, this has not decreased the number of companies presently setting up trade agreements.

     The Company had no revenues for any of the fiscal years ended 1998, 1999, or 2000. The Company has focused exclusively on the development of its various business segments. Operating losses for the fiscal years ended 1998, 1999, and 2000 were US$328,728, US$122,489, and US$47,875, respectively. Losses for 1998 were primarily due to expenses of US$134,978 for consulting services, US$93,302 for professional fees, US$41,980 for administration services, and US$21,279 for travel. Losses for 1999 included US $72,063 for consulting services, US $17,965 for professional fees, and US $12,132 for administration services. Losses in the year 2000 included US $12,482 for professional fees, US $9,733 for travel, US $7,136 for administration services, and US $5,166 for transfer agent fees. These decreases from 1998 to 2000 were due primarily to the change of management focus away from unprofitable lines of business into new industries, and the Company stayed relatively dormant during certain of those periods. As part of the restructuring, the Company had forgiveness of debt income of US $254,037 in 1999, which resulted in a net income for the year of US $58,428, but which was not reflective of the operations of the Company.

     Administration fees of US $41,980 in 1998 are attributable to the fact that during the fiscal year ended December 1998 Tagalder operated a second office primarily used by the then president of the company and retained the services of a secretary/office manager to assist him on a full time basis. The second office closed and all office services are being provided at the head office of the company. This has resulted in a significant reduction in fees paid for these services during the years ended 1999 and 2000.

     Consulting fees of US $134,978 in the year 1998 resulted primarily from a detailed business plan being produced at the request of management together with ongoing services provided by a director of the company pertaining to the ongoing operations of the mineral properties and the need to locate financing for both the Chinese joint venture and the mineral exploration program. Fees of US $72,063 in 1999 were primarily paid for an extensive marketing plan produced in conjunction with the business plan provided in 1998. No significant studies were undertaken by outside sources during 2000.

     The reduction of office and general expenditures was a direct result of the consolidation of services from two offices to one.

     Professional fees are comprised primarily of legal and auditing fees. Auditing fees have remained stable throughout the 3-year period. During 1998 a significant amount of legal work was performed in the negotiation and preparation of several agreements pertaining to the mineral properties, general corporate legal advise provided under a retainer agreement, assistance in negotiating potential financing, and ongoing negotiations pertaining to the joint venture in China.

     Public relations expenses of US $10,973 in 1998 are comprised primarily of expenses incurred in producing material for the AGM, the cost of holding the meeting and a number of promotional meetings with various brokers and interested shareholders. Expenses have been greatly reduced during the past two years by preparing material "in house" and holding the meeting at the offices of one of the directors at no cost to the company. Meetings with brokers have been primarily by conference call or in small groups at coffee meetings.

     Travel and accommodation during 1998 included expenses in travel to renegotiate terms of the joint venture agreement and by technical staff to assist the Chinese farm management staff in learning the correct method of embryo transfer into recipient host cattle. During 1999 and 2000 travel was primarily to meet with potential purchasers of emu eggs, negotiate agreements with international traders, and to assess new business potential.

     For the quarter ended March 31, 2001, and the six month period ended June 30, 2001, the Company again had no revenues, and had no revenues for the comparable periods in the years 2000 and 1999. Operating losses were US $13,520, US $1,158, and US $64,134 for each of the three quarters ended 2001, 2000, and 1999, respectively. Operating losses were US $58,085, US$4,140, and US $109,294 for each of three six month periods ended June 20, 2001, 2000, and 1999, respectively. As above, management was focused on restructuring the business of the Company and during this time the Company remained relatively dormant.

Recent  Developments

     The Company is currently in separate negotiations with Super Success Electronic Company Ltd. and New Dimension Production (HK) Limited, each of Hong Kong, to develop working relationships and/or joint partnerships. While negotiations with both companies are progressing, formal agreements have not yet been prepared, and management cannot yet anticipate the impact that either company will have on the financial results of the Company.

LIQUIDITY  AND  CAPITAL  RESOURCES

     The company's cash flow during the current fiscal year will be primarily from income produced by the Emu operation and revenues generated by its interest in Tung Shing. Minimal income is expected from its web site operations during 2001, but these revenues are expected to increase over a three year period (see Business Overview - web site operations). It is expected that this area will be developed during the year to provide a significant source of income in future years. There are no restrictions on the repatriation of profits earned by Tagalder in either Peru of China. It is anticipated that profits produced in Peru will initially be used to expand the operations there.

     The Company has sufficient cash on hand to continue to meet its internal obligations for the balance of the current fiscal year, and management expects that cash flows from operations will be sufficient to meet its future minimum capital requirements. The company has no outstanding loans, mortgages or other debt instruments. It is not the intention of management to enter into any such obligations during the current fiscal year.

     The company has no commitments for capital expenditures and does not intend to enter into any such commitment until its financial position has improved to a level that can sustain such expenditures.

     The Company is a defendant in an action brought by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of US $52,000 and for office services in the approximate amount of US $42,000 provided by that company. The directors are of the opinion that the claim is without merit and the Company has filed a Statement of Defense and Counterclaim for US $34,600 for amounts due from a company controlled by the former president. An offer to negotiate a settlement in this matter has been received from lawyers representing the plaintiffs and is currently being discussed.

     As of December 31, 2000, 1999, and 1998, the Company's cash was US $16,566, US $5,023, and US $1,203, respectively. Total current assets as of those same three dates was US $55,848, US $5,573, and US $109,627. As of December 31, 1998, the Company recorded US $101,094 in prepaid expenses and deposits, resulting in a higher total current assets. Total assets for the year ended December 31, 2000 was US $565,926, as compared to US $79,889 for the year ended 1999 and US $425,973 for the year ended 1998. As discussed above, the Company underwent a restructuring in 1999, changing management and divesting itself of unprofitable business lines and entering new industries. The assets declined, then increased, as management completed its undertakings. As of December 31, 2000, the emu farm accounted for US $356,663, or 63% of the total assets, while the Internet web sites accounted for US $116,746, or 21% of the total assets. The balance of the Company's total assets, other than the US $55,848 (9.8%) in current assets, consisted of the mineral properties (US $36,669, or 6.5%).

     Total liabilities have decreased from US $558,150 as of December 31, 1998 to US $102,082 as of December 31, 1999, and to US $11,977 as of December 31, 2000. As above, this was primarily due to the Company's restructuring, and the forgiveness of debt of over US $254,000 in 1999.

     As of March 31, 2001, the Company's cash consisted of US $11,294, with total current assets of US $48,534. The total assets were US $1,276,718, consisting of mineral properties (US $36,669 or 2.8%), Internet web sites (US $116,746, or 9.1%), the emu farm (US $356,663, or 28%), and the plywood operations (US $718,106, or 56.2%). The large increase in total assets from the fiscal year ended December 31, 2000 is a result of the Company's acquisition of the plywood operation. Total liabilities as of March 31, 2001 were US $11,977, substantially unchanged from the year ended December 31, 2000.

     As of June 30, 2001, the Company's cash consisted of US $22,561, with total current assets of US $67,554. The total assets were US $1,295,738, consisting of mineral properties (US $36,669 or 2%), Internet web sites (US $116,746 or 9%), the emu farm operation (US $356,663 or 27%), and the plywood operation (US $718,106 or 55%). Total liabilities as of June 30, 2001 were US $63,197, an increase of US $51,220. The increase was primarily due to the accrual of management fees due for the emu farm operation and advances from potential investors.

RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC.

     The Company is not involved in research and development of products, nor does it hold, or has it applied for patents and/or licenses.

TREND  INFORMATION

Emu  Operation

     The Company has an order to supply a total of 3,000 Emu eggs over an eighteen month period to Shantou Fuhua Golden Ratite Farm in China. The price for the eggs has been set at US$130 per egg. The purchaser is required to pay all transportation and insurance charges A total of 1,800 of the eggs will be supplied from the Company's Emu operation in Peru. The only cost involved in supplying these 1,800 will be the US$32,000 per year maintenance charges. The balance of the eggs, 1,200, will be purchased from a Canadian Emu farming operation, Hunter Farms, Brooklin, Ontario at a cost of US$65.00 per egg. Hunter Farms have been producing high quality fertile eggs for the international market since 1987 and has been approved by both Agriculture Canada and the Chinese authorities for the exporting of eggs to China. Net proceeds from the confirmed sale of the eggs will be US$279,000. Management is currently seeking additional buyers for either eggs or livestock produced by the Peru operation.

Website  Operation

     The four web sites acquired by Tagalder are set up both in English and Chinese. They are oriented to travel and business opportunities in both countries. The web sites were acquired to provide Tagalder with a tool to facilitate business transactions between entrepreneurs in China and Canada. These web sites will generate income for Tagalder by way of commissions earned and fees charged for advertising space provided on the web sites. It is expected that, over time, they will attract new contacts that can be exploited for revenue. Tagalder has negotiated two letters of intent pertaining to future business using the web sites and has delivered several pieces of reproduction art, suitable for use in offices and hotels, which are currently being displayed for sale in the cyber cave. It is expected that this business activity will be built up gradually and will generate income without Tagalder being required to invest capital, carry inventory or hire staff. The cost of maintaining the site is minimal and revenues at this time are not determinable therefore no projections are included in this submission.

Plywood  Operation

     Tung Shing has entered into an agreement with a major construction company in China to supply plywood, hardwood and wood flooring totaling 540,000 cubic meters in 2001 with increased amounts to be supplied during 2002 and 2003. It is projected that this will produce an after tax profit of 35,127,349RMB ($6,386,790 Cdn.). Tagalder will receive 20% of these profits ($1,277,358 Cdn.) in accordance with its level of investment in the company. Details of the financial projections for this operation are appended to the Memorandum of Understanding which forms one of the Exhibits.

ITEM  6.          DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

     The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers, and no persons have been elected as a director or officer of the company at the request of any shareholders, customers, suppliers, or others.


NAME. . . . . . . . .  AGE  TITLE
---------------------  ---  -------------------------------------------

L. Murray Eades . . .   69  Chairman of the Board (2000)

Ming-Ngok (Roger) Lam   49  President and Director (1998)

Peter Ka Tsun Chun. .   27  Chief Executive Officer and Director (2000)

Edward Hok-Sin Chan .   54  Secretary, Treasurer, and Director (1998)

Charles Y.S. Kwok . .   55  Vice President and Director (2000)

Tim Kong Cheong . . .   53  Director (2000)

Robert Jamieson Rice.   67  Director (1996)

Maureen Espin . . . .   54  Director (2001)



     L. MURRAY EADES has served as the Company's Chairman of the Board since May 2000, and he previously served as a Director of the Company from 1996 to 1999. Mr. Eades currently maintains a private law practice in Ontario where he has practiced business law for more than 40 years.

     Mr.  Eades  devotes  approximately  15  to  20% of his time to the Company.


     MING-NGOK (ROGER) LAM has served as the Company's President and a Director since April 1998. Mr. Lam presently works exclusively to develop and expand operations for Tagalder both in Canada and in Asia. Using his expertise in information technology, it is anticipated that Mr. Lam will be instrumental in developing the Internet based Asia business operations.

     During the period from 1995 until September 2000 Mr. Lam was an independent consultant providing technical consulting services to a number of clients including Imperial Oil Canada, Ontario Power Genco, Fastron Computer Inc. and others.

     Mr.  Lam  devotes  all  of  his  time  to  the  Company.

     PETER KA TSUN CHUN has served as the Company's CEO and a Director since August 2000. Mr. Chun provides Tagalder with management services in Asia and assistance in obtaining financing and locating future potential joint venture partners for the Company.

     Since 1998 Mr. Chun has been providing consulting services in strategic planning and financing for clients, including the Honk Kong government, located in Honk Kong and China. He is on the board of directors of the following companies: Sun Wealth International Limited; New Dimension Production Limited; Diamond Rich Investment Limited; King Bridge Finance Limited; and Iconzept Limited (financial controller from 1997 to 1998). Mr. Chun is also the President of Morganadams Inc.

     Mr.  Chun  devotes  all  of  his  time  to  the  Company.

     EDWARD HOK-SIN CHAN has served as the Company's Secretary, Treasurer, and as a Director since April 1998. Mr. Chan is a Canadian General Accountant and provides management of the daily operations of the company. Mr. Chan previously owned and operated a supermarket and printing business and is presently involved in the real estate business.

     Mr.  Chan  devotes  approximately  20%  of  his  time  to  the  Company.

     CHARLES Y.S. KWOK has served as a Vice President and Director of the Company since June 2000. Mr. Kwok assists the company in locating potential merger/acquisitions and other business opportunities both in Canada and Asia.

     From 1995 to 1999 Mr. Kwok was a Smart Card China Project Consultant for BIT Integration Technology Inc. During the past 6 years Mr. Kwok has been involved in the import/export business through his company, Sino-Can International Corporation.

     Mr.  Kwok  devotes  approximately  10%  of  his  time  to  the  Company.

     TIM KONG CHEONG has served as a Director of the Company since June 2000. Mr. Cheong spends several months each year in Peru where he is responsible for the development of the Emu farm operation located in Lima, Peru. In addition Mr. Cheong owns and operates a number of restaurants both in Toronto, Canada and Lima, Peru.

     Mr.  Cheong  devotes  approximately  5%  of  his  time  to  the  Company.

     ROBERT JAMIESON RICE has served as a Director of the Company since July 1996. Mr. Rice is a metallurgical engineer and advises the board on exploring and developing its mineral properties located in Labrador, Canada

     For the past 15 years Mr. Rice has specialized in treating mine produced tailings ponds to meet environmental discharge standards on behalf of Eaglebrook Inc. of Canada.

     Mr. Rice devotes a minimal amount of his time to the Company, attends meetings, and is readily available upon request.

     MAUREEN ESPIN has served as a Director of the Company since April 2001. Mrs. Espin is a Canadian General Accountant and is responsible for ensuring compliance with the requirements of the various regulatory bodies having jurisdiction.

     For the past 20 years Mrs. Espin has provided accounting and corporate services to both public and private companies.

Mrs.  Espin  devotes  approximately  90  to  95%  of  her  time  to the Company.

     There are no familial relationships between any of the members of the Board of Directors. No persons have been elected as a director or officer of the company at the request of any shareholders, customers, suppliers, or others.

EXECUTIVE  COMPENSATION

     No directors fees or other financial compensation has been paid to the directors and officers of the Company since its formation in 1996, nor is there any plan outstanding pursuant to which the directors or executive officers will receive such compensation in the current or subsequent years.

     The directors and officers are reimbursed for their out-of-pocket expenses reasonably incurred in connection with their duties to Tagalder.

     All directors and officers participate in an Incentive Share Purchase Option Plan. The plan was established in 1996 and provides for the grant of share purchase options to directors, officers, employees and to other persons or companies providing outside management or consulting services to the company or its subsidiaries. All options currently granted are for the purchase of common shares of stock of the company; all have the same expiry date and exercise price.

     Options  are  granted  to  the  individuals  and  in amounts set out below:


     Tim  Cheong            225,000
     Peter  Chun            325,000
     Robert  Rice           225,000
     Charles  Kwok          225,000
     Edward  Chan           325,000
     L.  Murray  Eades      325,000
     Roger  Lam             325,000
     Maureen  Espin         225,000

     Options were also granted to William Bateman - 100,000. Mr. Bateman is legal counsel for Tagalder.

     All options expire after the close of business on August 31, 2002. If this date falls on a non-business day the expiry date shall be deemed to be the first business day following August 31, 2002. The option price for each optioned share is US$0.10, if exercised prior to September 1, 2001 and US$0.17 if exercised between September 1, 2001 and August 31, 2002. Options can be exercised in whole or in part, at any time, or from time to time prior to the expiration date. Optionees who resign their position with the company shall have a period of 90 days from the date of resignation, or prior to the expiry date, if that date occurs earlier, to exercise their options. At that time the options will expire. As of the date hereof, Mr. Lam has exercised 120,00 of his options, and Mr. Chan has exercised 80,000 of his options. The balance of the options remain unexercised.

     The Company does not provide pension, retirement or other benefits for its directors, officers or employees.

BOARD  PRACTICES

     Tagalder does not have a remuneration committee. It does have an audit committee. The current members of the audit committee are Robert Rice, Maureen Espin and Edward Chan. The audit committee is required to review the financial statements of the Company and report thereon to the board of directors of the Company prior to their approval under section 158 of the Ontario Business Corporations Act.

EMPLOYEES

The Company has never had any employees. All services required to be performed are provided on a contractual basis.

ITEM  7.          MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

MAJOR  SHAREHOLDERS

The following table sets forth, as of June 30, 2001, certain information with respect to the Company's equity securities owned of record or beneficially by
(i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


                                          Name and Address of              Amount and Nature of    Percent
Title of Class                            Beneficial Owner                 Beneficial Ownership   of Class (1)
---------------------------------------  ---------------------             ---------------------  ------------


Common                                    Chan Fai Ieong Ip (2)
Stock. . . . . . . . . . . . . . . . . .  Lima, Peru                         5,336,910               23.3%

Common                                    Peter Ng (3)
Stock . . . . . . . . . . . . . .         Hong Kong                          3,928,968               17.2%

Common                                    ROS Hi-Performance Limited (3)
Stock . . . . . . . . . . . . . .         Hong Kong                          2,619,312               11.5%

Common                                    Yat To Cheung (4)
Stock . . . . . . . . . . . . . .         Kowloon, Hong Kong                 1,500,000                6.6%

Common                                    Ming Fung Lam (5)
Stock . . . . . . . . . . . . . .         Hong Kong                          1,342,500                5.9%

Common . . . . . . . . . . . . . . . . .  L. Murray Eades
Stock. . . . . . . . . . . . . . . . . .  c/o Tagalder (2000) Inc.            698,446 (6)             3.0%
                                          44 Addington Cres.
                                          Bramalea, Ontario,
                                          Canada  L6T 2R3

Common . . . . . . . . . . . . . . . . .  Ming-Ngok (Roger) Lam
Stock. . . . . . . . . . . . . . . . . .  c/o Tagalder (2000) Inc.            396,700 (6)             1.7%
                                          44 Addington Cres.
                                          Bramalea, Ontario,
                                          Canada  L6T 2R3

Common . . . . . . . . . . . . . . . .  . Peter Ka Tsun Chun
Stock. . . . . . . . . . . . . . . . . .  c/o Tagalder (2000) Inc.            325,000 (6)             1.4%
                                          44 Addington Cres.
                                          Bramalea, Ontario,
                                          Canada  L6T 2R3

Common . . . . . . . . . . . . . . . . .  Edward Hok-Sin Chan
Stock. . . . . . . . . . . . . . . . . .  c/o Tagalder (2000) Inc.            335,000 (6)             1.4%
                                          44 Addington Cres.
                                          Bramalea, Ontario,
                                          Canada  L6T 2R3

Common . . . . . . . . . . . . . . . . .  Charles Y.S. Kwok
Stock. . . . . . . . . . . . . . . . . .  c/o Tagalder (2000) Inc.            225,000 (7)               1%
                                          44 Addington Cres.
                                          Bramalea, Ontario,
                                          Canada  L6T 2R3

Common . . . . . . . . . . . . . . . . .  Tim Kong Cheong
Stock. . . . . . . . . . . . . . . . . .  c/o Tagalder (2000) Inc.            225,000 (7)               1%
                                          44 Addington Cres.
                                          Bramalea, Ontario,
                                          Canada  L6T 2R3

Common . . . . . . . . . . . . . . . . .  Robert Jamieson Rice
Stock. . . . . . . . . . . . . . . . . .  c/o Tagalder (2000) Inc.            235,000 (7)               1%
                                          44 Addington Cres.
                                          Bramalea, Ontario,
                                          Canada  L6T 2R3


Common . . . . . . . . . . . . . . . . .  Maureen Espin
Stock. . . . . . . . . . . . . . . . . .  c/o Tagalder (2000) Inc.            310,000 (7)             1.3%
                                          44 Addington Cres.
                                          Bramalea, Ontario,
                                          Canada  L6T 2R3

                                          All Officers and Directors        2,750,146 (8)            11.0%

                                          as a Group
                                          (8 Persons)


(1)     Based  on  23,076,163  shares  outstanding  as  of  June  30,  2001.

(2) Shares acquired under the terms of the agreement whereby Tagalder acquired the Emu operation in Peru.

(3) Shares for the above two parties were issued for the acquisition of a 20% interest in Tung Shing Development Limited.

(4)     Shares  issued  in  a  private  placement.

(5) Shares acquired under the terms of the agreement whereby Tagalder acquired the web sites.

(6) Includes options for 325,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(7) Includes options for 205,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(8) Includes options for 245,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(9) Includes options for 225,000 shares. The options are exercisable at a price of US$0.10 if exercised prior to September 1, 2001, or exercisable at a price of US$0.17 if exercised after September 1, 2001. The options expire on August 31, 2002.

(10) Includes options to acquire a total of 2,200,000 shares of common stock as set forth in footnotes (7) and (8).

(11) The beneficial owner of the shares held by ROS Hi-Performance Limited is Celia Kwok Yuet Fan, ID number C391156(8), Room 501, Parkes Commercial Ctr., 2-8 Parkes St. Kln. This shareholder has no family or other relationship to Charles Y.S. Kwok, a director of the Company.

     Canadian securities laws prohibit Tagalder from obtaining any information concerning the number of shares held by beneficial holders of stock in the Company. Therefore we are unable to determine whether any individual holds greater than 5% of the shares in the company but chooses to have his shares registered in the name of a brokerage firm.

     No shareholder has different voting rights than those to which all shareholders are entitled.

Canadian residents hold 30% of the issued and outstanding shares. As a result of the above mentioned restrictions on obtaining information regarding beneficial owners it is impossible to determine exactly how many shareholders are represented by these shares. The number of registered shareholders is 467. An approximate number of total shareholders would be indicated by the number of sets of material required to be mailed by intermediaries at the most recent meeting of shareholders (916) plus the registered shareholders. This would total 1,383.

     There are no arrangements known to the Company which would result in a change of control.

RELATED  PARTY  TRANSACTIONS

     The following transactions were entered into with related parties during the year ended December 31:

                                               2000          1999          1998
                                               ----          ----          ----

Advances  from  related  parties                -             -           50,556

Legal  services  provided  by a director        -           7,962         76,664

Consulting  services  provided  by a director   -           2,235         76,737

Consulting  services  provided  by  a  company  -             -             -

Controlled  by  a  director                     -          42,530         47,186

Acquisition  of  web  sites  for  shares     29,453           -             -



Loans  and  advances  for  the  years  ended  December  31:

                                               2000          1999          1998
                                               ----          ----          ----

(a)     Note  payable                           -          3,644          36,430

(b)     Advances:
        Related  parties                        -         50,556          50,556
        Other                                   -             -          211,535


(a) The note payable was unsecured, non-interest bearing and payable on demand. The note was retired during the year ended December 31, 2000

(b) During the year ended December 31, 2000 the parties advancing these funds agreed to convert their debt to 375,000 post consolidated shares at US$0.13 per share as full and complete settlement of the debt.


     Repayment of the other advances was dependent on the successful operation of a joint venture under development. As the joint venture was terminated, the debt was written off.

     During the year ended December 31, 2000 the following shares were issued for the acquisition of assets and to complete a private placement:

1,500,000      shares  were  issued  to  Yat  To  Cheung, Kowloon, Hong Kong, to complete  a  private  placement  in  an  arms length transaction.

5,336,910      shares were issued to Mr. Ip. Lima, Peru, to acquire the Emu farm operation discussed previously. This was an arms length transaction.

1,750,000      shares were issued to acquire the web sites previously discussed.
               A total of 437,500 were issued to Bonnie Lam, spouse of a director of the Company for her 25% interest in the web sites.
               The balance was issued to Mr. Ming Fung Lam (unrelated) for his 75% interest in the web sites.

     None of the above parties have representation on the Board of Directors or have any management position with the Company.

     Subsequent to the year-end the following shares were issued for the acquisition of a 20% interest in Tung Shing Development Limited:

3,928,968     to  Mr.  Paul  Ng,  Hong  Kong

2,619,312     to  RDS  Hi-performance  Limited,  Hong  Kong

     Neither of the above parties have representation on the Board of Directors or have any management positions with the Company

ITEM  8.          FINANCIAL  INFORMATION

CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

     The  following  financial  statements  are  provided  herein:

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                              TAGALDER (2000) INC.


     Report  of  Fuller  Landau  LLP                                        F-1

     Consolidated  Balance  Sheets  as  of  December  31,
          1998,  1999,  and  2000                                           F-2

     Consolidated  Statements  of  Loss  and  Deficit  for  the
          years  ended  December  31,  1998,  1999,  and  2000              F-3

     Consolidated  Statements  of  Cash  Flows  for  the  years
          ended  December  31,  1998,  1999,  and  2000                     F-4

     Notes  to  Consolidated  Financial  Statements                  F-5 to F-9

     Unaudited  Consolidated  Balance  Sheets  as  of  March  31,
          2001,  2000,  and  1999                                          F-10

     Unaudited  Consolidated  Statements  of  Loss  and  Deficit
          for  the  three  month  periods  ended  March  31,
          2001,  2000,  and  1999                                          F-11

     Unaudited  Consolidated  Statements  of  Cash  Flows  for
          the  three  month  periods  ended  March  31,
          2001,  2000,  and  1999     F-12

     Notes  to  Interim  Unaudited  Consolidated  Financial  Statements    F-13

     Unaudited  Consolidated  Balance  Sheets  as  of  June  30,
          2001,  2000,  and  1999                                          F-14

     Unaudited  Consolidated  Statements  of  Loss  and  Deficit
          for  the  six  month  periods  ended  June  30,
          2001,  2000,  and  1999                                          F-15

     Unaudited  Consolidated  Statements  of  Cash  Flows  for
          the  six  month  periods  ended  June  30,
          2001,  2000,  and  1999                                          F-16

     Notes  to  Interim  Unaudited  Consolidated  Financial  Statements    F-17

SIGNIFICANT  CHANGES

     Since the date of the annual financial statements discussed above the Company has finalized an agreement to acquire a 20% interest in Tung Shing Development Ltd., which operates a plywood business in China. Consideration for the acquisition was the issuance of 6,548,280 common shares of the Company.

ITEM  9.          THE  OFFER  AND  LISTING

     The Common Stock of the Company is currently traded under the symbol TDIG on the Computerized Unlisted Board, which is categorized by the Ontario Securities Commission as a reporting medium and not a trading platform. Our common stock is only traded on a limited or sporadic basis and should not be deemed to constitute an established public trading market. There is no assurance that there will be liquidity in the common stock. Upon the receipt of confirmation by the Company from the United States Securities and Exchange
Commission that this registration statement has been declared effective and without further comment, the Company intends to apply to have its common stock traded on the Over The Counter Bulletin Board maintained by NASDAQ.

     Below is a table indicating the range of high and low transaction price for the common stock for each period indicated within the most recent five fiscal years. The information reflects inter-dealer prices, without retail, markup, markdown or commission and may not represent actual transactions. All prices are in Canadian funds and are pre-split (10:1) prices.


                                    PRICES
YEAR  PERIOD                HIGH                LOW
--------------------------------------------------------------------------------


2001  May                      Not Available (1)
      April                    Not Available (1)
      March                    Not Available (1)
      February                 Not Available (1)
      January                  Not Available (1)

2000  December                 Not Available (1)
      November                 Not Available (1)
      October                  Not Available (1)
      Third Quarter        0.10                 0.015
      Second Quarter       0.15                 0.10
      First Quarter        0.25                 0.05

1999  Fourth Quarter       0.05                 0.02
      Third Quarter        0.04                 0.01
      Second Quarter       0.01                 0.01
      First Quarter        0.04                 0.01

1998  Annual               0.34                 0.01

1997  Annual               0.48                 0.33

1996  Annual               0.70                 0.12


(1) On October 1, 2000, the Canadian Dealing Network Ceased operations and the Company was put under the jurisdiction of the Computerized Unlisted Board.
The Company has contacted both the Computerized Unlisted Board and the Ontario Securities Commission requesting historical trading prices, and has been advised by both that the information will not be released to anyone other than the market surveillance section of the Ontario Securities Commission.

HOLDERS

     As of June 30, 2000, there were approximately 466 holders of record of the common stock, of which 145 were resident of the United States. The Company is authorized to issue an unlimited number of shares of Common Stock, no par value. Holders of the shares have no preemptive rights. All outstanding shares are fully paid and nonassessable. The transfer agent for the common stock is Equity Transfer Services, Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, Canada M5H3V1, telephone number (416) 361-0930.

DIVIDEND  POLICY

     We have never declared or paid cash dividends on the common stock and anticipate that for the foreseeable future all earnings will be retained as working capital and business expansion. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

ITEM  10.     ADDITIONAL  INFORMATION

SHARE  CAPITAL

     The Company has only one class of shares, common shares. The capitalization of the Company is an unlimited number of common shares, no par value. As of December 31, 2000, the Company had 16,327,883 shares issued and outstanding, and as of May 31, 2001, there were 22,876,163 shares issued and outstanding.


SHARE  RECONCILIATION  TABLE (in US dollars):

Opening balance, January 1, 2000. . .                            73,359,456  $  844,305
Issued during the year:
  For private placement . . . . . . .                            15,000,000     100,983
  For cash. . . . . . . . . . . . . .                               300,000       2,020
  Acquisition of web sites. . . . . .                           17,500,000     116,746
  Acquisition of Emu farm operation .                            53,369,100     356,663
  Settlement of debt. . . . . . . . .                             3,750,000      50,491
-------------------------------------  ------------------------------------  ----------
                                                                163,278,556  $1,471,208
Consolidation on a 10 : 1 basis . . .                          (146,950,700)          0
-------------------------------------  ------------------------------------  ----------
                                                                 16,327,856
Additional shares issued on rounding.                                    27           0
-------------------------------------  ------------------------------------  ----------
Outstanding at December 31,2000 . . .                            16,327,883  $1,471,208
-------------------------------------

Issued during 2001
Acquisition of interest in Tung Shing                             6,548,280     718,106

Exercise of Options                                                 200,000      19,627
-------------------------------------  ------------------------------------  ----------
Outstanding as at June 30, 2001 . . .                             23,076,163 $2,208,941


     During the period from July 11, 1996 to May 31, 2001 a total of US $1,488,734 representing 68% of the capital has been paid for with assets other than cash. There are no shares not representing capital. There are no shares of the Company held by or on behalf of the company itself, or by subsidiaries of the company

     As previously stated options have been granted to directors, senior officers and persons or companies providing services to the company allowing them to collectively purchase a total of 2,200,000 common shares. The expiration date of the option agreements is August 31, 2002. Options exercised prior to September 1, 2001 are at US $0.10 per share. Options exercised after that date but prior to August 31, 2002 are at US $0.17 per share.


SHARE  RECONCILIATION  TABLE  (IN  US  DOLLARS):

Opening balance, January 1, 1998 . . . . .    50,399,458   $  444,363
Issued during the year 1998:
            For services at 0.04 per share    12,959,998      349,461
Issued during the year 1999:
            For cash . . . . . . . . . . .    10,000,000       50,481
Issued during the year 2000:
  For private placement. . . . . . . . . .    15,000,000      100,983
  For cash . . . . . . . . . . . . . . . .       300,000        2,020
  Acquisition of web sites . . . . . . . .    17,500,000      116,746
  Acquisition of Emu farm operation. . . .    53,369,100      356,663
  Settlement of debt . . . . . . . . . . .     3,750,000       50,491
------------------------------------------  -------------  ----------
                                             163,278,556   $1,471,208

Consolidation on a 10 : 1 basis. . . . . .  (146,950,700)
------------------------------------------  -------------
                                              16,327,856
Additional shares issued on rounding . . .            27            0
------------------------------------------  -------------  ----------
Outstanding at December 31,2000. . . . . .    16,327,883   $1,471,208
------------------------------------------
Issued during the year 2001:
Acquisition of interest in Tung Shing. . .     6,548,280      718,106

Exercise of Options                              200,000       19,627
------------------------------------------  -------------  ----------
Outstanding as at May 31, 2001. . . . . .     23,076,163   $2,208,941


     Shares issued during the year 2000, with the exception of the settlement of debt, were issued at a value of US $0.0067 per share. As per a negotiated agreement, settlement of debt was at US $0.0134 per share. Shares issued during the year 2001 were issued at a deemed value of US $0.11 per share. All shares issued are common shares with voting rights of one vote per share at all meetings of shareholders of common shares.

     During the year 2000 the Company underwent a reorganization. As part of that reorganization, at the Annual Meeting of Shareholder on August 30, 2000 the shareholders passed a special resolution to consolidate the issued and outstanding shares of the company on the basis of one new share for ten old shares.

     All issuance of shares of the Company have been initially approved by resolution of the Board of Directors, followed by shareholder approval and the filing of the appropriate forms with all regulatory bodies having jurisdiction.

MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

     (i) The Company was formed on July 11, 1996 by the amalgamation of Tagalder Corporation, a private Ontario Corporation, and L'Air D'Or Corporation a publicly trading Ontario Corporation. Articles of Amalgamation were filed with the Ministry of Consumer and Commercial relations and the newly formed Company, Tagalder Incorporated was registered as Ontario Corporation Number 1190027.

     Item 7 of the Articles state that there is no restriction on the business which the Amalgamated Corporation is authorized to carry on.

     (ii) (a) A director may be present for purposes of determining the presence of a quorum during voting on a proposal in which he is materially interested, He must disclose his involvement in the proposal and refrain from voting on such issues.

          (b) Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled t be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

          (c) The borrowing of funds by the directors is restricted to the purchase or erection of living accommodation for their own purpose or in accordance with a plan for the purchase of shares of the Company. Financial assistance, whether by loan or secured guarantee is limited to the aggregate of the Company's liabilities and stated capital.

          (d) There are no requirements set out pertaining to a mandatory retirement age for directors and/or officers.

          (e)  Directors  of  the Company  are  not required to be shareholders.

     (iii) The Company has only one class of shares, common shares. Each share carries the right to one vote at all meetings of the shareholders of that class of shares.

          (a) Subject to the provisions of the Ontario Business Corporations Act and the articles, the board may from time to time declare dividends in cash, securities of the Company or in specie to the shareholders according to their respective rights and interests in the Company. Any dividend unclaimed after a period of six years from the date of declaration shall be forfeited and revert to the Company.

          (b) each share carries the right to one vote at all meetings of the holders of common shares; directors are required to stand for re-election at each Annual General Meeting of Shareholders.

          (c) Shareholders have no rights to share in the profits of the Company other than by distribution of dividends paid in accordance with the Provisions of the Ontario Business Corporations Act and the articles.

          (d) In the event the Company was liquidated all holders of common shares would be entitled to share in any surplus equal to the level of interest held.

          (e)  There  are  no  redemption  provisions.

          (f)  There  are  no  sinking  fund  provisions.

          (g) There is no shareholder liability to further capital calls by the Company.

          (h)  No  such  discriminating  provisions exist.

     (iv) Any changes required to be made to the rights of holders of the stock of the Company would have to be made by filing Articles of Amendment. Special resolutions approving changes to the Articles would require the consent of 66% of the shares voted at any meeting of the shareholders called to approve such action.

     (v) National Policy 41 pertaining to the rights of non-registered shareholders to have the same access to corporate information as registered shareholders supersedes the by-laws of the Company governing the holding of Annual or Special Meetings of Shareholders. Notice of the meeting must be filed with the securities administrators having jurisdiction, stock exchanges and clearing agencies at least 25 days before the record date of the meeting. Proxy related material must be delivered directly or, in the case of non-registered shareholders, through an intermediary to the shareholder a minimum of 25 days before the meeting.

     All registered shareholders may attend the meeting in person or by proxy and cast their vote on each item of business properly brought before the meeting.

     Non-registered shareholders may attend the meeting, However, they may only vote on each item of business by submitting their proxy, in advance of the meeting, to the intermediary who will provide an omnibus proxy for each vote received.

     (vi)     There  are  no limitations  on  the  rights  to  own  securities.

     (vii) There are no provisions that would have the effect of delaying, deferring or preventing a change in the control of the Company.

     (viii) Section 138 of the Ontario Business Corporations Act requires that all shareholders beneficially holding more than 10% of the issued shares of the Company file an Insider Report setting out the number of shares held.

     (ix)     Not  applicable.

     (x) There are no conditions imposed by the Articles of Amalgamation governing changes in the capital of the Company.

MATERIAL  CONTRACTS

     Each of the Company's material contracts has been described herein, and attached hereto.

EXCHANGE  CONTROLS

     There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use by the Company's group.

     Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of the Company there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

     The discussions summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of
Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of Tagalder (2000) Inc. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from
U.  S.  tax.

     This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code. The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Revenue Canada and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S.  FEDERAL  INCOME  TAX  CONSIDERATIONS

     Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

     For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

     The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

     Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three years and carried forward five years.

CANADIAN  TAX  CONSIDERATIONS

     Dividends paid or credited, or that the Company deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of Tagalder.

     An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the tax Act.

     Canada  does  not  currently  impose any estate taxes or succession duties.

DIVIDENDS  AND  PAYING  AGENTS

     Not  applicable.

STATEMENTS  BY  EXPERTS

     Not  applicable.

DOCUMENTS  ON  DISPLAY

     All documents required to be filed by the Company are filed with the Ontario Securities Commission or, where applicable, the Ministry of Consumer and Corporate Relations. All documents filed with the Ontario Securities Commission are available to the public either by written request to the commission or by viewing on the Sedar web site at www.sedar.com.
                                        -------------

ITEM  11.     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

     Tagalder  meets the qualifications of a small business issuer as defined in
Section 230.405 and 240.12b-2 and is therefore not required to provide the information required by Item 11.

ITEM  12.     DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

     Not  applicable.

                                     PART II

ITEM  13.     DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

     Not  applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not  applicable.

ITEM  15.

     Not  applicable.

ITEM  16.

     Not  applicable.

                                    PART III

ITEM  17.     FINANCIAL  STATEMENTS

     The required financial statements are provided herein starting on page F-1.

ITEM  18.     FINANCIAL  STATEMENTS

     The required financial statements are provided herein starting on page F-1.

ITEM  19.     EXHIBITS


ITEM NO.      DESCRIPTION
-----------------------------------------------------------------------------------------------------------------------------------

1.1*. . . . . Articles of Incorporation of Sock Fiberglass (Canada) Limited, filed August 16, 1961

1.2*. . . . . Articles of Amendment to Articles of Incorporation of Sock Fiberglass (Canada) Limited changing its name to L'Air D'O

1.3 . . . . . Articles of Incorporation of Tagalder Corporation, filed December 19, 1994

1.4 . . . . . Articles of Amalgamation of Tagalder Corporation and L'Air D'Or Corporation, filed July 11, 1996, with the surviving e

1.5 . . . . . Articles of Amendment to Articles of Incorporation of Tagalder Incorporated effectuating a 1-for-10 reverse stock spli

1.6*. . . . . Articles of Incorporation of Tagalder Technology Corporation, filed  October 6, 2000

1.7 . . . . . Articles of Incorporation of 1122403 Ontario Ltd., filed March 14, 1995

1.8*. . . . . Bylaws of Tagalder (2000) Inc.

2.1*. . . . . Form Option Agreement.

4.1*. . . . . Memorandum of Understanding between Criadero Golden Emu/Mr. Chan Fai Ieong Ip and Tagalder Incorporated dated July 6,

4.2 . . . . . Purchase and Sale Agreement between Tagalder (2000) Incoporated and  Shantou Fuhua Golden Ratite Farming Co., Ltd. dat

4.3*. . . . . Memorandum of Understanding between Tagalder (2000) Incorporated and Hunter Farm dated November 27, 2000 for the purc

4.4*. . . . . Memorandum of Understanding between Teenpro 2000 Inc./Mr. Ming Fung Lam and Tagalder Incorporated dated July 6, 2000

4.5*. . . . . Mineral License issued by the Government of Newfoundland and Labrador dated December 11, 1995

4.6*. . . . . Memorandum of Understanding between Mr. Ng Tung Wo Paul and shareholders of  Tung Shing Development Limited and Tagal

8.1*. . . . . List of Subsidiaries

* Incorporated by reference to the Company's filing on Form 20-F, filed with the Commission on June 20, 2001.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.



/s/  L.  Murray  Eades
Dated:  August  17,  2001
____________________________________________
L.  Murray  Eades,  Chairman  of  the  Board

AUDITORS'  REPORT


TO  THE  SHAREHOLDERS  OF
TAGALDER  (2000)  INC.
(formerly  Tagalder  Incorporated)


We have audited the consolidated balance sheets of Tagalder (2000) Inc. (formerly Tagalder Incorporated) as at December 31, 2000, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000, 1999 and 1998 and the results of its operations and its cash flows for the three years then ended in accordance with accounting principles generally accepted in the United States.


/s/ Fuller Landau LLP


CHARTERED  ACCOUNTANTS
Toronto,  Canada
March  5,  2001


CONSOLIDATED  BALANCE  SHEETS

December 31 . . . . . . . . . . . . . . . .        2000        1999        1998
(stated in U.S. dollars). . . . . . . . . .         $            $           $
--------------------------------------------------------------------------------

ASSETS
CURRENT:
  Cash. . . . . . . . . . . . . . . . . . .      16,566       5,023       1,203
  Accounts receivable . . . . . . . . . . .       2,639         550       7,330
  Advance receivable. . . . . . . . . . . .      33,955           -           -
  Prepaid expenses and deposits . . . . . .       2,688           -     101,094
-------------------------------------------------------------------------------
                                                 55,848       5,573     109,627

MINERAL PROPERTIES, note 3. . . . . . . . .      36,669      74,316      57,489

EMU FARM, note 4. . . . . . . . . . . . . .     356,663           -           -

WEB SITES, note 5 . . . . . . . . . . . . .     116,746           -           -

JOINT VENTURE, note 6 . . . . . . . . . . .           -           -     258,857
-------------------------------------------------------------------------------
                                                565,926      79,889     425,973


LIABILITIES
CURRENT:
  Accounts payable and accrued liabilities.      11,977      47,882     259,629
  Loans and advances, note 7. . . . . . . .           -      54,200     298,521
-------------------------------------------------------------------------------
                                                 11,977     102,082     558,150

SHAREHOLDERS' EQUITY
SHARE CAPITAL, note 8 . . . . . . . . . . .   1,471,208     844,305     793,824

FOREIGN CURRENCY TRANSLATION ADJUSTMENT . .      18,453      18,126      17,051

DEFICIT . . . . . . . . . . . . . . . . . .    (935,712)   (884,624)   (943,052)

--------------------------------------------------------------------------------
                                                553,949     (22,193)   (132,177)
--------------------------------------------------------------------------------
                                                565,926      79,889     425,973

FUTURE OPERATIONS, note 13


See  accompanying  notes  to  consolidated  financial  statements.

On  behalf  of  the  Board:

/s/ L. Murray Eades
____________________________,  Director

/s/ Edward Chan
____________________________,  Director

TAGALDER (2000) INC.
(formerly Talgalder Incorporated)

CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT

For the years ended December 31 . . . . . . . . . . . . . . .       2000        1999        1998
(stated in U.S. dollars). . . . . . . . . . . . . . . . . . .         $           $           $
------------------------------------------------------------------------------------------------
EXPENSES:
Administrative services . . . . . . . . . . . . . . . . . . .      7,136      12,132      41,980
Communications. . . . . . . . . . . . . . . . . . . . . . . .      1,397       1,727       2,956
Consulting. . . . . . . . . . . . . . . . . . . . . . . . . .      1,820      72,063     134,978
Office and general. . . . . . . . . . . . . . . . . . . . . .      4,886       6,876      13,504
Professional fees . . . . . . . . . . . . . . . . . . . . . .     12,482      17,965      93,302
Public relations. . . . . . . . . . . . . . . . . . . . . . .        481         205      10,973
Shareholder information . . . . . . . . . . . . . . . . . . .      4,774       2,282       5,598
Transfer agent fees . . . . . . . . . . . . . . . . . . . . .      5,166       4,382       4,158
Travel and accommodation. . . . . . . . . . . . . . . . . .        9,733       4,857      21,279
------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING:. . . . . . . . . . . . . . . . . .    (47,875)   (122,489)   (328,728)
Forgiveness of debt . . . . . . . . . . . . . . . . . . . . .          -     254,037           -
Write-off of exploration costs. . . . . . . . . . . . . . . .    (37,406)          -           -
Joint venture under development:
Recovery (write-off) of costs . . . . . . . . . . . . . . . .     34,193    (284,654)          -
  Write-off of related debt . . . . . . . . . . . . . . . . .          -     211,534           -
  NET INCOME (LOSS) . . . . . . . . . . . . . . . . . . . . .    (51,088)     58,428    (328,728)
  Deficit, beginning of year. . . . . . . . . . . . . . . . . . (884,624)   (943,052)   (614,324)
-------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR. . . . . . . . . . . . . . . . . . . . .   (935,712)   (884,624)   (943,052)
-------------------------------------------------------------------------------------------------

INCOME (LOSS) PER SHARE . . . . . . . . . . . . . . . . . . .      (0.01)       0.01       (0.05)
-------------------------------------------------------------

See accompanying notes to consolidated financial statements.


TALGALDER(2000) INC.
(formerly Talgalder Incorporated)

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

For the years ended December 31 . . . . . . . . . . . . . . .       2000        1999        1998
(stated in U.S. dollars). . . . . . . . . . . . . . . . . . .        $           $           $
------------------------------------------------------------------------------------------------
CASH WAS PROVIDED BY (USED FOR):
     OPERATING  ACTIVITIES:
          Net  income  (loss). . . . . . . . . . . . . . . .     (51,088)     58,428    (328,728)
          Items  not  involving  cash:
            Write-off of exploration costs. . . . . . . . . . . . 37,406         -         -
            Forgiveness  of  debt  .  .  .  .  .  .  . . . .  . .   -       (254,037)      -
            Joint  venture  under  development:
               Write-off (recovery) of costs . . . . . . . . . . (34,193)    284,654       -
               Write-off of related debt . . . . . . . . . . . .      -      211,534)      -
-------------------------------------------------------------------------------------------------
                                                                 (47,875)   (122,489)   (328,728)

          Cash  was  provided  by  (used  to  finance)
          changes in the following working  capital  items:
            Accounts receivable . . . . . . . . . . . . . . . .   (2,089)      6,780         (10)
            Prepaid expenses and deposits . . . . . . . . . . .   (2,688)    101,094     (59,283)
            Accounts payable and
              accrued liabilities. . . . . . . . . . . . . . . . (35,905)      9,503     (18,824)
-------------------------------------------------------------------------------------------------
                                                                 (40,682)    117,377     (78,117)
-------------------------------------------------------------------------------------------------
                                                                 (88,557)     (5,112)   (406,845)

FINANCING ACTIVITIES:
          Issue of common shares. . . . . . . . . . . . . . . .  626,903      50,481     349,484
          Advance receivable. . . . . . . . . . . . . . . . . .  (33,955)        -           -
          Loans and advances . . . . . . . . . . . . . . . . .   (54,200)        -        45,829
------------------------------------------------------------------------------------------------
                                                                 538,748      50,481     395,313

INVESTING ACTIVITIES:
          Investment:
            Joint venture under development . . . . . . . . . .   34,193     (25,797)        -
            Emu farm. . . . . . . . . . . . . . . . . . . . .   (356,663)        -           -
            Web sites . . . . . . . . . . . . . . . . . . . . . (116,746)        -           -
          Exploration costs recovered (incurred) . . . . . .         241     (16,827)     (1,243)
-------------------------------------------------------------------------------------------------
                                                                (438,975)    (42,624)     (1,243)
-------------------------------------------------------------------------------------------------

 FOREIGN CURRENCY TRANSLATION ADJUSTMENT . . . . . . . . . .         327       1,075      13,199
-------------------------------------------------------------------------------------------------

CHANGE IN CASH POSITION . . . . . . . . . . . . . . . . . . .     11,543       3,820         424

Cash position, beginning of year. . . . . . . . . . . . . . .      5,023       1,203         779
------------------------------------------------------------------------------------------------
CASH POSITION, END OF YEAR. . . . . . . . . . . . . . . . . .     16,566       5,023       1,203


See accompanying notes to consolidated financial statements.

TAGALDER (2000) INC.
(Formerly Tagalder Incorporated)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999, and 1998

(stated in U.S. Dollars)


1.   CHANGE  OF  NAME

Pursuant to Articles of Amendment dated August 31, 2000 the company changed its name from Tagalder Incorporated to Tagalder (2000) Inc.

2.   SIGNIFICANT  ACCOUNTING  POLICIES

     PRINCIPLES  OF  CONSOLIDATION

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation. A former subsidiary, Sinotag Corporation was disposed of during 2000 for $1.

     MINERAL  PROPERTIES

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.
The company initially deferred exploration and development expenditures relating to its mineral properties but these costs were written off during the year. Acquisition costs will be amortized over the useful life of the properties upon commencement of commercial production or will be written off if the respective properties are abandoned.
The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

     FINANCIAL  INSTRUMENTS

The fair value of the company's cash, accounts receivable, advance receivable, accounts payable and accrued liabilities and loans and advances approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

     USE  OF  ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the year then ended. Actual results may differ from such estimates.

EARNINGS  PER  SHARE

The weighted average number of common shares has retroactively been adjusted to reflect the 1 for 10 stock consolidation in 2000.


3.     MINERAL  PROPERTIES

                                                      2000      1999    1998
    $. . . . . . . . . . . . . . . . . . . . . .       $          $
MINERAL PROPERTIES:

100% interest in 117 (129 in 1998) mineral
claims in Labrador, at cost, subject to a 3% net
smelter return on 10 of these claims . . . . . .    36,668    36,668  36,668

49.97% interest in 133 (148 in 1998) mineral
claims in Labrador, at nominal value . . . . . .         1         1       1
----------------------------------------------------------------------------
                                                    36,669    36,669  36,669

DEFERRED COSTS:
Balance, beginning of year . . . . . . . . . . .    37,647    20,820  20,820
Incurred (recovered) during year . . . . . . . .      (241)   16,827       -
----------------------------------------------------------------------------
                                                    37,406    37,647  20,820
Written off during year. . . . . . . . . . . . .   (37,406)        -       -
----------------------------------------------------------------------------

Balance, end of year . . . . . . . . . . . . . .         -    37,647  20,820
----------------------------------------------------------------------------
                                                    36,669    74,316  57,489

(a) The company obtained a 49.97% interest in 133 claims with the understanding that it would be responsible for completing the necessary work requirements on the property. A nominal value of $1 has been assigned to this acquisition.

(b) Pursuant to an agreement dated July 1999, Regal Goldfields Limited ("Regal") agreed to acquire up to a 75% interest in the above properties as follows:

- 25% interest for completion of a program estimated at a cost of $168,270 by December 1999. This 25% interest was earned as of December 1998;
-         Maintaining  the  property  in  good  standing  in  1999;  and
- A further 50% interest in the property by expending a further $1,009,830 on the property on or before December 2000. This work has not been completed.

     The agreement provides that Regal will manage the development and exploration of the property in 1999 for a management fee of $16,827 and a further $8,079 in 2000 if Regal continues as manager. No work was done in 2000 and the management fee was not paid.

4.     EMU  FARM,  AT  COST

The company has acquired an Emu farming operation in Peru. The consideration for the purchase price of $356,663 was the issue of 5,336,910 common shares at $0.067 per share.
The farming operation includes buildings, equipment and breeding stock. The company has completed an agreement for the management of the farm and the lease of the land for three years commencing January 1, 2001 at an annual cost of $32,000 per year. Amortization of the buildings and equipment will start in January 2001 with the assumption of commercial operations of the farm.

5.     WEB  SITES,  AT  COST

The company has acquired 5 developed web sites. The consideration for the web sites was the issue of 1,750,000 common shares at $0.067 per share.
These web sites were acquired to promote Chinese culture, trade and travel and to provide revenue resulting from use of these web sites. The cost will be amortized on a straight line basis over five years, commencing when revenue is first realized.

6.     JOINT  VENTURE

During 1999, the company received notice from its joint venture partner that the agreement with Tieling City in the Peoples' Republic of China was terminated as a result of being unable to raise the required funding. Accordingly, all costs associated with the joint venture were written off in 1999.

7.     LOANS  AND  ADVANCES



                      2000         1999          1998
                        $            $             $
-----------------------------------------------------
(a) Note payable.       -          3,644       36,430
-----------------------------------------------------
(b) Advances:
  Related parties       -         50,556       50,556
  Other . . . . .       -            -        211,535
-----------------------------------------------------
                        -         50,556      262,091
-----------------------------------------------------
                        -         54,200      298,521

(a) The note payable is unsecured, non-interest bearing and due on demand. As a result of the restructuring plan initiated in 1999, the face value of the note was reduced by 90%.

(b) Pursuant to an agreement in respect to the advance of the $50,556, the parties agreed in 2000 to convert their debt into 375,000 common shares at $0.13 per share as full and complete settlement of the debt.

     Repayment of the other advances was dependent on the successful operation of the joint venture under development. As the joint venture has been terminated, this debt has been written off.

8.     SHARE  CAPITAL



                                             NUMBER OF     CONSIDERATION
                                             SHARES               $
------------------------------------------------------------------------
SHARE CAPITAL:
Balance, January 1, 1998. . . . . . . . . .   50,399,458          444,340
Issued during year:
  For services. . . . . . . . . . . . . . .   12,959,998          349,484
-------------------------------------------------------------------------
Balance, December 31, 1998. . . . . . . . .   63,359,456          793,824

Issued during year:
  For cash. . . . . . . . . . . . . . . . .   10,000,000           50,481
-------------------------------------------------------------------------
Balance, December 31, 1999. . . . . . . . .   73,359,456          844,305

Consolidation of shares on a 1 for 10 basis  (66,023,483)              -
Issued during year:
  For private placement . . . . . . . . . .    1,500,000          100,983
  For cash. . . . . . . . . . . . . . . . .       30,000            2,020
  For debt. . . . . . . . . . . . . . . . .      375,000           50,491
  For acquisition of Emu farm . . . . . . .    5,336,910          356,663
  For acquisition of web sites. . . . . . .    1,750,000          116,746
-------------------------------------------------------------------------
Balance, December 31, 2000. . . . . . . . .   16,327,883        1,471,208
-------------------------------------------------------------------------

The  company  is  authorized  to  issue  an  unlimited  number of common shares.

OPTIONS:

The company has adopted a stock option plan in order to provide an incentive for directors, officers, employees and consultants of the company.
During 2000, all previously unexercised options were cancelled and new options were granted for 2,525,000 common shares. These options may be exercised up to August 31, 2002 at CDN $0.15 per share if exercised prior to September 1, 2001 and at CDN $0.25 per share if exercised between September 1, 2001 and August 31, 2002.

9.     INCOME  TAXES

The company has accumulated losses for income taxes purposes amounting to approximately CDN $874,000 which may be carried forward to reduce taxable income in future years, expiring in various years to the year 2007. The potential future income tax benefits have not been recognized in these financial statements.

10.     COMMITMENT

The company has agreed to engage the services of a consultant for a six month period commencing January 1, 2001, at a cost of CDN $50,000.

11.     RELATED  PARTY  INFORMATION

Advances  from  related  parties  are  disclosed  in  note  7.

The following transactions were entered into with related parties during the period:

                                                   2000     1999     1998
                                                     $        $        $
--------------------------------------------------------------------------
Advances  from  related  parties                     -        -     50,556
Legal  services  provided  by  a  director           -      7,962   76,664
Consulting  services  provided  by  a  director      -      2,235   76,737
Consulting  services  provided  by  a
     company  controlled  by  a  director            -     42,530   47,186
Acquisition  of  web  sites  for  shares          29,453      -        -
--------------------------------------------------------------------------

12.     CONTINGENT  LIABILITY
The company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000, provided by that company.
The directors are of the opinion that the claim is without merit and the company has filed a Statement of Defence and a Counterclaim for $34,600. Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts.
13.     FUTURE  OPERATIONS
The future viability of the company is dependent on its ability to conclude adequate financing to overcome the working capital deficiency and to meet its ongoing commitments until such time as any of its current ventures are operating profitably or other sources of revenue are identified.
These financial statements are prepared on the basis that the company will continue as a going concern.

                               TAGALDER (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                        FOR THE THREE MONTH PERIOD ENDED

                          MARCH 31, 2001, 2000 AND 1999
                            (stated in U. S. dollars)



TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
INTERIM,  UNAUDITED  CONSOLIDATED  BALANCE  SHEETS
--------------------------------------------------

March 31. . . . . . . . . . . . . . . . .        2001        2000          1999
(stated in U. S. dollars) . . . . . . . .  $            $           $
-----------------------------------------

ASSETS
CURRENT:
  Cash. . . . . . . . . . . . . . . . . .      11,294       2,658        25,260
  Accounts receivable . . . . . . . . . .       1,928         722         5,759
  Advance receivable. . . . . . . . . . .      32,722           -             -
  Prepaid expenses and deposits . . . . .       2,590           -             -
-----------------------------------------  -----------  ----------  ------------
                                               48,534       3,380        31,019
MINERAL PROPERTIES, . . . . . . . . . . .      36,669      74,316        74,316
INTEREST IN TUNG SHING DEVELOPMENT LTD. .     718,106
EMU FARM, . . . . . . . . . . . . . . . .     356,663           -             -
WEB SITES,. . . . . . . . . . . . . . . .     116,746           -             -
JOINT VENTURE,. . . . . . . . . . . . . .           -           -       258,941
-----------------------------------------  -----------  ----------  ------------
                                            1,276,718      77,696       364,276
                                           -----------  ----------  ------------


LIABILITIES
CURRENT:
Accounts payable and accrued liabilities.      19,534      46,550       264,364
Loans and advances, . . . . . . . . . . .           -      55,040       298,521
-----------------------------------------  -----------  ----------  ------------
                                               19,534     101,590       562,885
                                           -----------  ----------  ------------

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL,. . . . . . . . . . . . . .   2,189,314     844,305       793,824

FOREIGN CURRENCY TRANSLATION ADJUSTMENT .      17,102      17,583        14,753

DEFICIT . . . . . . . . . . . . . . . . .    (949,232)   (885,782)   (1,007,186)
-----------------------------------------  -----------  ----------  ------------
                                            1,257,184     (23,894)     (198,609)
                                           -----------  ----------  ------------
                                            1,276,718      77,696       364,276
                                           -----------  ----------  ------------


See  accompanying  notes  to  unaudited  consolidated  financial  statements.

On  behalf  of  the  Board:

    "L.  Murray  Eades",  Director
-----------------------

    "Edward  Chan",  Director
------------------


TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
INTERIM,  UNAUDITED  CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT
---------------------------------------------------------------------

For the three month period ended March 31 . . . . . . . . . . . . . . .       2001        2000          1999
(stated in U. S. dollars) . . . . . . . . . . . . . . . . . . . . . . .  $           $           $
-----------------------------------------------------------------------

EXPENSES:
  Administrative services . . . . . . . . . . . . . . . . . . . . . . .      2,945         344         6,369
  Communications. . . . . . . . . . . . . . . . . . . . . . . . . . . .        422         328           608
  Consulting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -           -        44,006
  Office and general. . . . . . . . . . . . . . . . . . . . . . . . . .      1,319          31         3,581
  Professional fees (recovered) . . . . . . . . . . . . . . . . . . . .          -        (649)        7,827
  Public relations. . . . . . . . . . . . . . . . . . . . . . . . . . .         72           -             -
  Shareholder information . . . . . . . . . . . . . . . . . . . . . . .          -           -           684
  Transfer agent fees . . . . . . . . . . . . . . . . . . . . . . . . .        766       1,104         1,059
  Farm management . . . . . . . . . . . . . . . . . . . . . . . . . . .      7,996           -             -
-----------------------------------------------------------------------  ----------  ----------  ------------

NET INCOME (LOSS) . . . . . . . . . . . . . . . . . . . . . . . . . . .    (13,520)     (1,158)      (64,134)

Deficit, beginning of year. . . . . . . . . . . . . . . . . . . . . . .   (935,712)   (884,624)     (943,052)
-----------------------------------------------------------------------  ----------  ----------  ------------
DEFICIT, END OF YEAR. . . . . . . . . . . . . . . . . . . . . . . . . .   (949,232)   (885,782)   (1,007,186)
-----------------------------------------------------------------------  ----------  ----------  ------------


INCOME (LOSS) PER SHARE . . . . . . . . . . . . . . . . . . . . . . . .     (0.005)    (0.0001)        (0.01)
-----------------------------------------------------------------------  ----------  ----------  ------------

See accompanying notes to unaudited consolidated financial statements.



TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
INTERIM,  UNAUDITED  CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
--------------------------------------------------------------

For the three month period ended March 31 . . . . . . . . . . . . . . .       2001      2000       1999
(stated in U. S. dollars) . . . . . . . . . . . . . . . . . . . . . . .  $           $         $
-----------------------------------------------------------------------

CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . .    (13,520)   (1,158)   (64,134)
    Items not involving cash:
  Loss on disposition of capital assets . . . . . . . . . . . . . . . .          -         -          -
-----------------------------------------------------------------------  ----------  --------  ---------
                                                                           (13,520)   (1,158)   (64,134)
                                                                         ----------  --------  ---------

    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable . . . . . . . . . . . . . . . . . . . . . . .      1,944      (172)     1,571
      Prepaid expenses and deposits . . . . . . . . . . . . . . . . . .         98         -    101,094
      Accounts payable and
        accrued liabilities . . . . . . . . . . . . . . . . . . . . . .      7,557      (492)     4,735
-----------------------------------------------------------------------  ----------  --------  ---------
                                                                             9,599      (664)   107,400
                                                                         ----------  --------  ---------
                                                                            (3,921)   (1,822)    43,266
                                                                         ----------  --------  ---------

  FINANCING ACTIVITIES:
    Issue of common shares. . . . . . . . . . . . . . . . . . . . . . .    718,106         -          -
    Advance receivable. . . . . . . . . . . . . . . . . . . . . . . . .          -         -          -
    Loans and advances. . . . . . . . . . . . . . . . . . . . . . . . .          -         -          -
-----------------------------------------------------------------------  ----------  --------  ---------
                                                                           718,106         -          -
                                                                         ----------  --------  ---------

  INVESTING ACTIVITIES:
    Investment:
      Joint venture under development . . . . . . . . . . . . . . . . .          -         -        (84)
      Investment in Tung Shing Development. . . . . . . . . . . . . . .   (718,106)        -
    Exploration costs recovered (incurred). . . . . . . . . . . . . . .          -         -    (16,827)
-----------------------------------------------------------------------  ----------  --------  -------
                                                                          (718,106)        -    (16,911)
                                                                         ----------  --------  -------

   FOREIGN CURRENCY TRANSLATION ADJUSTMENT. . . . . . . . . . . . . . .     (1,351)     (543)    (2,298)
CHANGE IN CASH POSITION . . . . . . . . . . . . . . . . . . . . . . . .     (5,272)   (2,365)    24,057
Cash position, beginning of year. . . . . . . . . . . . . . . . . . . .     16,566     5,023      1,203
-----------------------------------------------------------------------  ----------  --------  -------
CASH POSITION, END OF YEAR. . . . . . . . . . . . . . . . . . . . . . .     11,294     2,658     25,260
-----------------------------------------------------------------------  ----------  --------  -------

See accompanying notes to unaudited consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  INTERIM  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS
------------------------------------------------------------------
MARCH  31,  2001
----------------

1.   SIGNIFICANT  ACCOUNTING  POLICIES

     PRINCIPALS  OF  CONSOLIDATION

     These consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation.

     EARNINGS PER SHARE

     The weighted average number of common shares issued was used in the calculation of the earnings per share.

2.   INVESTMENT  IN  TUNG  SHING  DEVELOPMENT  LIMITED,  AT  COST

     The Company has acquired a twenty percent (20%) interest in Tung Shing Development Ltd., located in Hong Kong. The consideration for the purchase price of $718,106 was the issue of 6,548,280 common shares at $0.10.9 per share. The Company has been active in investment, import and export and international trade for more than 20 years. Amongst other operations, Tung Shing is the majority shareholder in a plywood factory which has entered into an agreement to supply plywood and other wood products to a major construction company located in China.

--------------------------------------------------------------------------------
3.   SHARE  CAPITAL
                                                    NUMBER OF      CONSIDERATION
                                                     SHARES              $
--------------------------------------------------------------------------------
     SHARE  CAPITAL:

     Balance  January  1,  2001                    16,327,883      1,471,208

     Issued  during  the  period:

           For  assets                              6,548,280        718,106
 -------------------------------------------------------------------------------
       BALANCE,  MARCH  31ST                       22,876,163      2,189,314.


3.     MINERAL  PROPERTIES

                                                             2000      1999      1998
                                                               $        $         $
                                                            -------  --------  -------
MINERAL PROPERTIES:
100% interest in 117 (129 in 1998) mineral
claims in Labrador, at cost, subject to a 3% net
smelter return on 10 of these claims . . . . . .            50,000    50,000    50,000
49.97% interest in 133 (148 in 1998) mineral
claims in Labrador, at nominal value . . . . . .              1         1         1
------------------------------------------------            --------  -------  --------
                                                             50,001    50,001   50,001
                                                            -------  --------  --------
DEFERRED COSTS:
Balance, beginning of year . . . . . . . . . . .             53,820    28,820   28,820
Incurred (recovered) during year . . . . . . . .               (358)   25,000      -
------------------------------------------------            --------  -------  --------
                                                             53,462    53,820   28,820
Written off during year. . . . . . . . . . . . .            (53,462)      -        -
------------------------------------------------            --------  -------  --------
Balance, end of year . . . . . . . . . . . . . .                 -     53,820    28,820
------------------------------------------------            --------  -------  --------
                                                             50,001   103,821    78,821
                                                            -------- --------  --------

(a) The company obtained a 49.97% interest in 133 claims with the understanding that it would be responsible for completing the necessary work requirements on the property. A nominal value of $1 has been assigned to this acquisition.

(b) Pursuant to an agreement dated July 1999, Regal Goldfields Limited ("Regal") agreed to acquire up to a 75% interest in the above properties as follows:

- 25% interest for completion of a program estimated at a cost of $250,000 by December 1999. This 25% interest was earned as of December 1998;

-     Maintaining  the  property  in  good  standing  in  1999;  and

- A further 50% interest in the property by expending a further $1,500,000 on the property on or before December 2000. This work has not been completed.

     The agreement provides that Regal will manage the exploration of the property in 1999 for a management fee of $25,000 and a further $12,000 in 2000 if Regal continues as manager. No work was done in 2000 and the management fee was not paid. The company plans to re-examine this agreement and make a decision on the work to be done in 2001.

                              TAGALDER (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                         FOR THE SIX MONTH PERIOD ENDED

                          JUNE 30, 2001, 2000 AND 1999
                            (stated in U. S. dollars)

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
INDEX  TO  INTERIM,  UNAUDITED,  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------
JUNE  30,  2001,  2000  AND  1999                                     PAGE
--------------------------------------------------------------------------------


Consolidated  Balance  Sheets                                          1

Consolidated  Statements  of  Loss  and  Deficit                       2

Consolidated  Statements  of  Cash  Flows                              3

Notes  to  Consolidated  Financial  Statements                         4


TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
INTERIM,  UNAUDITED  CONSOLIDATED  BALANCE  SHEETS
------------------------------------------------------------------------------------------------------------
June  30                                                                      2001        2000        1999
(stated  in  U.  S.  dollars)                                                   $          $           $
------------------------------------------------------------------------------------------------------------


ASSETS
CURRENT:
Cash                                                                         22,561           89      9,481
Accounts receivable                                                           3,842          834      3,027
Advance receivable                                                           33,402       34,477          -
Prepaid expenses and deposits                                                 7,749          677      3,403
-----------------------------------------------------------------------  ----------  -----------  ----------
                                                                             67,554       36,077     15,911

MINERAL PROPERTIES                                                           36,669       74,316     74,316
INTEREST IN TUNG SHING DEVELOPMENT LTD                                      718,106
EMU FARM                                                                    356,663          -            -
WEB SITES                                                                   116,746          -            -
JOINT VENTURE                                                                    -           -      258,941
------------------------------------------------------------------------  ----------  -----------  ---------
                                                                          1,295,738      110,393    349,168
                                                                          ----------  -----------  ---------


LIABILITIES
CURRENT:
Accounts payable and accrued liabilities                                    40,892      45,816      268,728
Loans and advances                                                          22,305      54,171      283,672
------------------------------------------------------------------------  ----------  -----------  ---------
                                                                            63,197      99,987      552,400
                                                                          ----------  -----------  ---------

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL                                                            2,208,941     844,305      827,474

FOREIGN CURRENCY TRANSLATION ADJUSTMENT                                     17,397      19,449       21,640

DEFICIT                                                                   (993,797)   (853,348)  (1,052,346)
----------------------------------------  ------------------------------ -----------  ---------  -----------
                                                                         1,232,541      10,406     (203,232)
                                                                         ----------   ---------  -----------
                                                                         1,295,738     110,393      349,168
                                                                         ----------   ---------  -----------

See  accompanying  notes  to  unaudited  consolidated  financial  statements.

On  behalf  of  the  Board:

/s/ "L.  Murray  Eades,  Director
------------------------

/s/ "Edward  Chan",  Director
------------------



TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)

INTERIM,  UNAUDITED  CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT
----------------------------------------------------------------------------------------------
For  the six month period ended June 30                         2001          2000     1999
(stated  in  U.  S.  dollars)                                     $             $        $
----------------------------------------------------------------------------------------------

EXPENSES:

Administrative services                                         5,864          677    10,790
Communications                                                    559            -     1,061
Consulting                                                     18,268            -    44,576
Commission paid                                                     -            -    34,042
Office and general                                              2,255          746     5,416
Professional fees (recovered)                                  13,304         (639)   10,066
Public relations                                                  349          318        -
Shareholder information                                             -            -     1,133
Transfer agent fees                                             1,578        2,199     2,210
(Gain) on disposition.                                             -       (34,577)       -
Farm management                                                15,908            -        -
-----------------------------------------------------------  ---------  ----------- ----------

NET INCOME (LOSS)                                             (58,085)      31,276  (109,294)

Deficit, beginning of year                                   (935,712)  (884,624)   (943,052)
----------------------------------------------------------   ---------  ---------  -----------
DEFICIT, END OF YEAR                                         (993,797)  (853,348) (1,052,346)
----------------------------------------------------------   ---------  ---------  -----------


INCOME (LOSS) PER SHARE                                      (0.0025)     0.0142     (0.0148)
---------------------------------------------------------  ---------  -----------  -----------

See accompanying  notes  to  unaudited  consolidated  financial  statements.

**



TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)

INTERIM,  UNAUDITED  CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
-------------------------------------------------------------------------------------------------------
For the three month period ended June 30 . . . . . . . . . . . . . . .       2001      2000      1999
(stated in U. S. dollars) . . . . . . . . . . . . . . . . . . . . . . .         $         $        $
-------------------------------------------------------------------------------------------------------


CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . .   (58,085)  (31,276)   (109,294)
    Items not involving cash:
    Loss on disposition of capital assets . . . . . . . . . . . . . . .           -         -          -
-----------------------------------------------------------------------  ----------  --------  ---------
                                                                          (58,085)  (31,276)   (109,294)
                                                                         ----------  --------  ---------

    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable . . . . . . . . . . . . . . . . . . . . . . .      (650)      (284)     4,303
      Prepaid expenses and deposits . . . . . . . . . . . . . . . . . .    (5,061)      (677)    97,691
      Accounts payable and
        accrued liabilities . . . . . . . . . . . . . . . . . . . . . .     28,915    (2,066)     9,099
-----------------------------------------------------------------------  ----------  --------  ---------
                                                                          (34,881)    28,249      1,799
                                                                         ----------  --------  ---------

  FINANCING ACTIVITIES:
    Issue of common shares. . . . . . . . . . . . . . . . . . . . . . .  7378,733          -     33,650
    Advance receivable. . . . . . . . . . . . . . . . . . . . . . . . .         -    (34,477)        -
    Loans and advances. . . . . . . . . . . . . . . . . . . . . . . . .    22,305        (29)   (14,849)
-----------------------------------------------------------------------  ----------  --------  ---------
                                                                          760,038    (34,506)    18,801
                                                                         ----------  --------  ---------

  INVESTING ACTIVITIES:
    Investment:
      Joint venture under development . . . . . . . . . . . . . . . . .          -         -       (84)
      Investment in Tung Shing Development. . . . . . . . . . . . . . .  (718,106)        -          -
    Exploration costs recovered (incurred). . . . . . . . . . . . . . .          -         -   (16,827)
-----------------------------------------------------------------------  ----------  --------  ---------
                                                                         (718,106)        -    (16,911)
                                                                         ----------  --------  ---------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT. . . . . . . . . . . . . . .       (1,056)     1,323     4,589
CHANGE IN CASH POSITION . . . . . . . . . . . . . . . . . . . . . . . .    (5,272)    (4,934)    8,278
Cash position, beginning of year. . . . . . . . . . . . . . . . . . . .    16,566      5,023     1,203
-----------------------------------------------------------------------  ----------  --------  ---------
CASH POSITION, END OF YEAR. . . . . . . . . . . . . . . . . . . . . . .    22,561        89      9,481
-----------------------------------------------------------------------  ----------  --------  ---------

See accompanying notes to unaudited consolidated financial statements.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  INTERIM  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS
------------------------------------------------------------------
JUNE  30,  2001
---------------

1.   SIGNIFICANT  ACCOUNTING  POLICIES

     PRINCIPALS  OF  CONSOLIDATION

     These consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation.

      EARNINGS  PER  SHARE

     The weighted average number of common shares issued was used in the calculation of the earnings per share.

     2.  INVESTMENT  IN  TUNG  SHING  DEVELOPMENT  LIMITED,  AT  COST

     The Company has acquired a twenty percent (20%) interest in Tung Shing Development Ltd., located in Hong Kong. The consideration for the purchase price of $718,106 was the issue of 6,548,280 common shares at $0.10.9 per share.The Company has been active in investment, import and export and international trade for more than 20 years. Amongst other operations, Tung Shing is the majority shareholder in a plywood factory which has entered into an agreement to supply plywood and other wood products to a major construction company located in China.


     3.  SHARE  CAPITAL

                                                   NUMBER  OF     CONSIDERATION
                                                     SHARES              $
--------------------------------------------------------------------------------
        SHARE  CAPITAL:

        Balance  January  1,  2001                  16,327,883     1,471,208

        Issued  during  the  period:

        For  cash                                     200,000        19,627

        For  assets                                 6,548,280       718,106
================================================================================
       BALANCE,  MARCH  31ST                         23,076,163     2,208,941
--------------------------------------------------------------------------------

During the period options were exercised to purchase a total of 200,000 common shares at a price of $0.098 per share.


***
ADD AMENDED DOC, INSERT NEW FINANCIALS
***MY NOTE: CHANGES TO FINANCIAL NOTES 8/14***

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
----------------------------------------------

DECEMBER  31,  2000,  1999  AND  1998
-------------------------------------

1.   CHANGE  OF NAME

     Pursuant to Articles of Amendment dated August 31, 2000 the company changed its name from Tagalder Incorporated to Tagalder (2000) Inc.


2.   SIGNIFICANT  ACCOUNTING  POLICIES

     GENERAL

     The company follows the accounting policies promulgated by The Canadian Institute of Chartered Accountants as they relate to its activities.

     PRINCIPLES  OF  CONSOLIDATION

     These consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation. A former subsidiary, Sinotag Corporation was disposed of during 2000 for $1.

     MINERAL  PROPERTIES

     The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

     The company initially deferred exploration expenditures relating to its mineral properties but these costs were written off during the year. Acquisition costs will be amortized over the useful life of the properties upon commencement of commercial production or will be written off if the respective properties are abandoned.

     The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying mineral claims, the ability of the company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

     FINANCIAL  INSTRUMENTS

     The fair value of the company's cash, accounts receivable, advance receivable, accounts payable and accrued liabilities and loans and advances approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

     USE  OF  ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the year then ended. Actual results may differ from such estimates.

     EARNINGS  PER  SHARE

     The weighted average number of common shares issued that was used in the calculation of the earnings per share has retroactively been adjusted to reflect the 1 for 10 stock split initiated in 2000.